As filed with the Securities and Exchange Commission on September 13, 2017
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
__________

Yuma Energy, Inc.
 (Exact name of Registrant as specified in its charter)

Delaware	1311	94-0787340
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1177 West Loop South, Suite 1825
Houston, Texas 77027
(713) 968-7000
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
__________

Sam L. Banks
Chief Executive Officer
1177 West Loop South, Suite 1825
Houston, Texas 77027
(713) 968-7000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

The Commission is requested to send copies of all communications to:

Reid A. Godbolt, Esq. Jones & Keller, P.C. 1999 Broadway, Suite 3150 Denver, Colorado 80202 Telephone: (303) 573-1600 Facsimile: (303) 573-8133	Jonathan R. Zimmerman, Esq. Faegre Baker Daniels LLP 2200 Wells Fargo Center 90 S. Seventh Street Minneapolis, MN 55402-3901 Telephone: (612) 766-7000
___________
Approximate date of commencement of proposed sale to the public:

As soon as practical after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐                                                                                           Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)                  Smaller reporting company ☒
      Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securitiesto be registered	Amount to be registered(1)	Proposed maximum aggregate offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, $0.001 par value per share	9,200,000	$1.21	$11,132,000	$1,291

(1)	Includes an aggregate of 1,200,000 shares issuable upon exercise of a 30-day option granted to the underwriters to cover over-allotments, if any.
(2)
Estimated solely for the purpose of calculating the registration fee and based upon the average of the high and low prices of the Registrant’s common stock as reported on the NYSE American on September 11, 2017, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 13, 2017

PRELIMINARY PROSPECTUS

Yuma Energy, Inc.

8,000,000 Shares of Common Stock

We are offering 8,000,000 shares of our common stock, par value $0.001 per share. Our common stock is traded on the NYSE American under the symbol “YUMA.” On September 12, 2017, the last reported sales price of our common stock on the NYSE American was $1.40 per share.

Certain members of our senior management, and certain of our directors, or entities affiliated with our directors, have indicated an interest in purchasing up to an aggregate of $          million in shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to these persons, or these persons may determine to purchase more, less or none of the shares in this offering.

Investing in our common stock involves a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” on page 5 of this prospectus and in the documents incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1) We have also agreed to reimburse the underwriters for certain of their expenses. See “Underwriting” for more information about these arrangements.

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase up to a maximum of 1,200,000 additional shares of common stock from us at the public offering price, less discounts and commissions, within 30 days following the date of this prospectus to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discount will be $          , and the total proceeds to us, before expenses, will be $          .

We expect that delivery of the common stock will be made through the facilities of the Depository Trust Company on or about           , 2017, subject to customary closing conditions.

————————

Northland Capital Markets	Euro Pacific Capital

The date of this prospectus is                            , 2017.

_____________

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please see “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

INDUSTRY AND MARKET DATA

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Although we believe these third-party sources are reliable as of their respective dates, we have not independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described or incorporated by reference in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” and our financial statements and notes thereto incorporated by reference in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to the “Company,” “Yuma,” “our,” “us,” and “we” refer to Yuma Energy, Inc., a Delaware corporation, and its subsidiaries, as a common entity, and “Yuma California” prior to our reincorporation from California to Delaware. Unless otherwise noted, all information in this prospectus relating to oil, natural gas and natural gas liquids reserves and the estimated future net cash flows attributable to those reserves are based on estimates prepared by independent reserve engineers and are net to our interest.

Overview

We are an independent Houston-based exploration and production company focused on acquiring, developing and exploring for conventional and unconventional oil and natural gas resources. Historically, our operations have focused on onshore properties located in central and southern Louisiana and southeastern Texas where we have a long history of drilling, developing and producing both oil and natural gas assets. More recently, we have begun acquiring acreage in Yoakum County, Texas, with plans to explore and develop oil and natural gas assets in the Permian Basin. Finally, we have operated positions in Kern County, California, and non-operated positions in the East Texas Woodbine and the Bakken Shale in North Dakota. Our common stock is listed on the NYSE American under the trading symbol “YUMA.”

Our average production for the year ended December 31, 2016 was 1,820 Boe/d and we estimate our production for the year ending December 31, 2017 to be approximately 2,400 to 2,800 Boe/d.

Recent Developments

Entry into the Permian Basin

We recently entered into the Permian Basin through a joint venture with two privately held energy companies and have established an Area of Mutual Interest, or AMI, covering approximately 33,280 acres in Yoakum County, Texas, located in the Northwest Shelf, or NWS, of the Permian Basin. The primary target within the AMI will be the San Andres formation, which has been one of the largest producing formations in Texas to date. We currently hold an 87.5% working interest in approximately 2,841 gross acres (2,486 net acres) within the AMI and intend to apply horizontal drilling technology to the San Andres formation which we believe will result in increased reserves and production on a per well basis. This activity is commonly referred to as the Horizontal San Andres Play, and in certain areas, referred to as a Residual Oil Zone, or ROZ, Play due to the presence of residual oil zone fairways with substantial recoverable hydrocarbon resources in place. We are the operator of the joint venture and intend on acquiring additional leases offsetting existing acreage. We intend to spud a joint venture well in the fourth quarter of 2017, as well as acquire additional acreage within the AMI using some of the proceeds of this offering.

Reincorporation Merger and Davis Merger

On October 26, 2016, Yuma Energy, Inc., a California corporation, or Yuma California, merged with and into our company resulting in our reincorporation from California to Delaware, which we refer to as the Reincorporation Merger. In connection with the Reincorporation Merger, Yuma California converted each outstanding share of its 9.25% Series A cumulative redeemable preferred stock, or Yuma California Series A Preferred Stock, into 35 shares of its common stock, or the Yuma California Common Stock, and then each share of Yuma California Common Stock was exchanged for one-twentieth of one share of our common stock. Immediately after the Reincorporation Merger on October 26, 2016, a wholly owned subsidiary of our company merged, which we refer to as the Davis Merger, with and into Davis Petroleum Acquisition Corp., a Delaware corporation, or Davis, in exchange for approximately 7,455,000 shares of common stock and 1,754,179 shares of Series D convertible preferred stock, or the Series D preferred stock. As a result of the Davis Merger, the former holders of Davis common stock received approximately 61.1% of our then outstanding common stock and thus acquired voting control of the Company. Although we were the legal acquirer, for financial reporting purposes, the Davis Merger was accounted for as a reverse acquisition of the Company by Davis.

Preferred Stock

As of September 12, 2017, we had 1,838,927 shares of our Series D preferred stock outstanding with an aggregate liquidation preference of approximately $20.4 million and a conversion rate of $11.0741176 per share. The Series D preferred stock is paid dividends in the form of additional shares of Series D preferred stock at a rate of 7% per annum. After this offering and assuming a public offering price of $          per share of common stock, we estimate that the conversion price of the Series D preferred stock will be adjusted to $          , resulting in the issuance of approximately          shares of common stock if all of the outstanding shares of Series D preferred stock were to be converted.

Senior Credit Agreement

Also on October 26, 2016, we and three of our subsidiaries, as the co-borrowers, entered into a credit agreement providing for a $75.0 million three-year senior secured revolving credit facility, or the credit agreement, with Société Générale, or SocGen, as administrative agent, SG Americas Securities, LLC, or SG Americas, as lead arranger and bookrunner, and the lenders signatory thereto, or collectively with SocGen, the Lender.

The borrowing base of the credit facility was reaffirmed on September 8, 2017 at $40.5 million with our next redetermination scheduled for April 1, 2018. The borrowing base is generally subject to redetermination on April 1st and October 1st of each year, as well as special redeterminations described in the credit agreement. The amounts borrowed under the credit agreement bear annual interest rates at either (a) the London Interbank Offered Rate plus 3.00% to 4.00% or (b) the prime lending rate of SocGen plus 2.00% to 3.00%, depending on the amount borrowed under the credit facility and whether the loan is drawn in U.S. dollars or Euro dollars. Principal amounts outstanding under the credit facility are due and payable in full at maturity on October 26, 2019. All of the obligations under the credit agreement, and the guarantees of those obligations, are secured by substantially all of our assets.

The credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to incur additional indebtedness, create liens on assets, make investments, enter into sale and leaseback transactions, pay dividends and distributions or repurchase our capital stock, engage in mergers or consolidations, sell certain assets, sell or discount any notes receivable or accounts receivable, and engage in certain transactions with affiliates.

Oil and Natural Gas Reserves Information

All of our oil and natural gas reserves are located in the United States. The reserve estimates have been prepared by Netherland, Sewell & Associates, Inc., or NSAI, an independent petroleum engineering firm.

Estimated Proved Reserves

The table below summarizes our estimated proved reserves at December 31, 2016 based on reports prepared by NSAI. In preparing these reports, NSAI evaluated 100% of our properties at December 31, 2016. The information in the following table does not give any effect to or reflect our commodity derivatives.

	Oil (MBbls)	Natural Gas Liquids (MBbls)	Natural Gas (MMcf)	Total (MBoe)(1)	Present Value Discounted at 10% ($ in thousands) (2)
Proved developed (3)
Lac Blanc Field (4)	266	600	10,341	2,589	$21,802
Bayou Hebert Field (4)	171	306	7,965	1,805	19,888
Other	1,766	155	3,613	2,523	25,627
Total proved developed	2,203	1,061	21,919	6,917	$67,317
Proved undeveloped (3)
Lac Blanc Field(4)	-	-	-	-	-
Bayou Hebert Field (4)	-	-	-	-	-
Other	773	287	2,060	1,404	6,283
Total proved undeveloped	773	287	2,060	1,404	6,283
Total proved (3)	2,976	1,348	23,979	8,321	$73,600

(1) Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent (Boe).

(2) Present Value Discounted at 10%, or PV10, is a Non-GAAP measure that differs from the GAAP measure “standardized measure of discounted future net cash flows” in that PV10 is calculated without regard to future income taxes. PV10 does not necessarily represent the fair market value of oil and natural gas properties.

(3) Proved reserves were calculated using prices equal to the twelve-month unweighted arithmetic average of the first-day-of-the-month prices for each of the preceding twelve months, which were $42.75 per Bbl (WTI) and $2.48 per MMBtu (HH), for the year ended December 31, 2016. Adjustments were made for location and grade.

(4) Our Lac Blanc Field and Bayou Hebert Field were our only fields that each contained 15% or more of our estimated proved reserves as of December 31, 2016.

Non-GAAP Reconciliation ($ in thousands)

The table below provides a reconciliation of PV10 to the standardized measure of discounted future net cash flows as of December 31, 2016:

Present value of estimated future net revenues (PV10)	$73,600
Future income taxes discounted at 10%	-
Standardized measure of discounted future net cash flows	$73,600

Risk Factors

An investment in our common stock involves a number of risks that include the speculative nature of oil and natural gas exploration, volatile commodity prices, competition and other material factors. Importantly, due to an abundance of supply in the global crude oil market and the domestic natural gas market, oil and natural gas prices have decreased significantly. While we continue to believe our inventory of drilling opportunities is repeatable and relatively low-risk, should oil and natural gas prices decrease even further, we may reevaluate our development drilling program. Any postponement or elimination of our development drilling program could result in a reduction of proved reserve volumes and the standardized measure of our oil and gas reserves. You should carefully consider, in addition to the other information contained in this prospectus, the risks described or incorporated by reference in “Risk Factors” before investing in our common stock. These risks could materially affect our business, financial condition and results of operations and cause the trading price of our common stock to decline. You could lose part or all of your investment.

Corporate Information

Our principal executive offices are located at 1177 West Loop South, Suite 1825, Houston, Texas 77027. Our telephone number is (713) 768-7000. You can find more information about us at our website located at www.yumaenergyinc.com. The information contained on our website is not a part of, and should not be construed as being incorporated by reference into, this prospectus.

The Offering

Common stock offered by us	8,000,000 shares

Underwriters’ over-allotment option
We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase up to a maximum of 1,200,000 additional shares of common stock from us at the public offering price, less discounts and commissions, within 30 days following the date of this prospectus to cover over-allotments, if any.

Common stock to be outstanding immediately after the offering	shares (or shares if the underwriters exercise their over-allotment option in full).

Use of Proceeds
We estimate that our net proceeds from the sale of the common stock we are offering will be approximately $          million, or approximately $         million if the underwriters exercise their over-allotment option in full, after deducting estimated offering expenses payable by us. We intend to use the net proceeds from this offering to expand our Horizontal San Andres Play located in Yoakum County, Texas. Specifically, these funds will provide for additional leasehold acquisitions in the Permian Basin, the drilling of a San Andres horizontal well and a Devonian salt water disposal well, and other field infrastructure, and for general working capital purposes. See “Use of Proceeds.”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors to consider carefully before investing in our common stock.

NYSE American Symbol	“YUMA”

Unless we indicate otherwise, all information in this prospectus is based on 12,559,608 shares of our common stock issued and outstanding as of September 12, 2017, and excludes as of such date:

●
84,248 shares of our common stock issuable upon exercise of outstanding stock appreciation rights under our 2014 Long-Term Incentive Plan, or the 2014 Plan, at a weighted-average exercise price of $12.10 per share;

●
893,617 shares of our common stock issuable upon exercise of outstanding stock options under our 2014 Plan, at a weighted-average exercise price of $2.56 per share;

●
5,000 shares of our common stock issuable upon exercise of outstanding stock options under our 2006 Equity Incentive Plan, or the 2006 Plan, at a weighted-average exercise price of $103.20 per share;

●
942,816 shares of our common stock reserved for issuance under equity awards that may be granted under our 2014 Plan in the future; and

●
           shares of our common stock issuable upon conversion of the currently outstanding shares of Series D preferred stock assuming that the conversion price of the Series D preferred stock is adjusted to $          per share as a result of this offering.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding whether to purchase shares of our common stock, you should also consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” included in our most recent annual report on Form 10-K, as amended, as revised or supplemented by our most recent quarterly report on Form 10-Q, each of which are on file with the Securities and Exchange Commission, or SEC, and are incorporated herein by reference, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals, the value of our securities could decline and you could lose some or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and the market price for our common stock.

Risks Relating to Our Company

If we are not able to continue to access additional capital in significant amounts, we may not be able to continue to develop our current prospects and properties, or we may forfeit our interest in certain prospects and we may not be able to continue to operate our business.

We need significant capital to continue to operate our properties and continue operations. In the near term, we intend to finance our capital expenditures with cash flow from operations, borrowings under our revolving credit facility, and future issuance of debt and/or equity securities. Our cash flow from operations and access to capital is subject to a number of variables, including, among others:

●
our estimated proved oil and natural gas reserves;

●
the amount of oil and natural gas we produce from existing wells;

●
the prices at which we sell our production;

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the costs of developing and producing our oil and natural gas reserves;

●
our ability to acquire, locate and produce new reserves;

●
our borrowing base and willingness of banks to lend to us; and

●
our ability to access the equity and debt capital markets.

Our operations and other capital resources may not provide cash in sufficient amounts to maintain planned or future levels of capital expenditures. Further, our actual capital expenditures in 2017 could exceed our capital expenditure budget. In the event our capital expenditure requirements at any time are greater than the amount of capital we have available, we could be required to seek additional sources of capital, which may include refinancing existing debt, joint venture partnerships, production payment financings, sales of non-core property assets, or offerings of debt or equity securities. We may not be able to obtain any form of financing on terms favorable, or at all.

If we are unable to fund our capital requirements, we may be required to curtail our operations relating to the exploration and development of our prospects, which in turn could lead to a possible loss of properties and a decline in our oil and natural gas reserves, or we may be otherwise unable to implement our development plan, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues and results of operations. In addition, a delay in or the failure to complete proposed or future infrastructure projects could delay or eliminate potential efficiencies and related cost savings. The occurrence of such events may prevent us from continuing to operate our business and our common stock and preferred stock may not have any value.

Our short-term liquidity is significantly constrained, and could severely impact our cash flow and our development of our properties.

Currently, our principal sources of liquidity are cash flow from our operations and borrowing under our credit facility. During the year ended December 31, 2016, we borrowed $39.5 million under our credit facility to fund a portion of our capital expenditures. As of September 8, 2017, our total borrowing base was $40.5 million with $8.5 million available. Since significant amounts of capital are required for companies to participate in the business of exploration for and development of oil and natural gas resources, we are dependent on improving our cash flow and revenue, as well as receipt of additional working capital, to fund continued development and implementation of our business plan. Adverse developments in our business or general economic conditions may require us to raise additional financing at prices or on terms that are disadvantageous to existing stockholders. We may not be able to obtain additional capital at all and may be forced to curtail or cease our operations. We will continue to rely on equity or debt financing and the sale of working interests to finance operations until such time, if ever, that we generate sustained positive cash flow. The inability to obtain necessary financing will likely adversely impact our ability to develop our properties and to expand our business operations.

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our indebtedness.

On October 26, 2016, we and three of our subsidiaries, as the co-borrowers, entered into a credit agreement providing for a $75.0 million three-year senior secured revolving credit agreement, or the credit agreement, with Société Générale, as administrative agent, SG Americas Securities, LLC, as lead arranger and bookrunner, and the lenders signatory thereto. Our degree of leverage could have important consequences, including the following:

●
it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, further exploration, debt service requirements, acquisitions and general corporate or other purposes;

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a substantial portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes, including our operations, capital expenditures and future business opportunities;

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the debt service requirements of other indebtedness in the future could make it more difficult for us to satisfy our financial obligations;

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we could be vulnerable to any downturn in general economic conditions and in our business, and we could be unable to carry out capital spending and exploration activities that are currently planned; and

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we may from time to time be out of compliance with covenants under our debt agreements, which will require us to seek waivers from our lenders, which may be difficult to obtain.

We may incur additional debt, including secured indebtedness, or issue preferred stock in order to maintain adequate liquidity and develop and acquire properties to the extent desired. A higher level of indebtedness and/or preferred stock increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, natural gas and oil prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets, the number of shares of capital stock we have authorized, unissued and unreserved and our performance at the time we need capital.

Our credit agreement has substantial restrictions and financial covenants and our ability to comply with those restrictions and financial covenants is uncertain. Our inability to comply with the restrictions and covenants in our credit agreement could result in an acceleration of payment of funds that we have borrowed and would impact our ability to make principal and interest payments on our indebtedness and satisfy our other obligations.

              The terms of our credit agreement require us to comply with certain restrictions and financial covenants. Our ability to comply with these restrictions and financial covenants in the future is uncertain and will be affected by the levels of cash flows from operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions or financial covenants under the credit agreement could result in a default under our credit agreement, which may cause all of our existing indebtedness to be immediately due and payable.

Any default under the agreements governing our indebtedness, including a default under our credit agreement that is not waived by the required lenders, and the remedies sought by the holders of any such indebtedness, could make us unable to pay principal and interest on our indebtedness and satisfy our other obligations. If we are unable to generate sufficient cash flows and are otherwise unable to obtain the funds necessary to meet required payments of principal and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our credit agreement could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under our credit agreement to avoid being in default and we may not be able to obtain such a waiver. We cannot assure you that we will be granted waivers or amendments to our debt agreements if for any reason we are unable to comply with these agreements, or that we will be able to refinance our debt on terms acceptable to us, or at all.

Our lenders can unilaterally reduce our borrowing availability based on anticipated commodity prices.

Our credit agreement limits the amounts we can borrow to a borrowing base amount, determined by the lenders in their sole discretion based upon projected revenues from the properties securing their loan. For example, our lenders have set our borrowing base at $40.5 million. Prices of crude oil below $40.00 per Bbl are likely to have an adverse effect on our borrowing base. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the credit agreement. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other crude oil and natural gas properties as additional collateral. We do not currently have any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under the credit agreement. Any inability to borrow additional funds under our credit agreement could adversely affect our operations and our financial results.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our credit agreement bear interest at variable rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase although the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness and for other purposes would decrease.

We have historically incurred losses and may not achieve profitability in the future.

We have incurred losses from operations during our history in the oil and natural gas business. We had an accumulated deficit of approximately $10.6 million as of June 30, 2017. Our ability to be profitable in the future will depend on successfully addressing our near-term capital needs and implementing our acquisition, development and production activities, all of which are subject to many risks beyond our control. Even if we become profitable on an annual basis, our profitability may not be sustainable or increase on a periodic basis.

Failure to maintain an effective system of internal control over financial reporting may have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated by the SEC to implement Section 404, our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles, or GAAP. Under the supervision of, and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we are required to conduct an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control-Integrated Framework, (2013 Version) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Through June 30, 2017, management had concluded that its internal control over financial reporting was effective.

Our oil, natural gas and natural gas liquids are sold to a limited number of geographic markets so an oversupply in any of those areas could have a material negative effect on the price we receive.

Our oil, natural gas and natural gas liquids are sold to a limited number of geographic markets which each have a fixed amount of storage and processing capacity. As a result, if such markets become oversupplied with oil, natural gas and/or natural gas liquids, it could have a material negative effect on the prices we receive for our products and therefore an adverse effect on our financial condition. There is a risk that refining capacity in the U.S. Gulf Coast may be insufficient to refine all of the light sweet crude oil being produced in the United States or that capacities could be significantly reduced, temporarily or otherwise by events such as Hurricane Harvey. Moreover, if light sweet crude oil production remains at current levels or continues to increase, demand for our light crude oil production could result in widening price discounts to the world crude prices and potential shut-in of production due to a lack of sufficient markets despite the lift on prior restrictions on the exporting of oil and natural gas.

We may not be able to drill wells on a substantial portion of our acreage.

We may not be able to drill on a substantial portion of our acreage for various reasons. We may not generate or be able to raise sufficient capital to do so. Further deterioration in commodities prices may also make drilling certain acreage uneconomic. Our actual drilling activities and future drilling budget will depend on drilling results, oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, lease expirations, gathering system and pipeline transportation constraints, regulatory approvals and other factors. In addition, any drilling activities we are able to conduct may not be successful or add additional proved reserves to our overall proved reserves, which could have a material adverse effect on our future business, financial condition and results of operations.

A significant portion of our net leasehold acreage is undeveloped, and that acreage may not ultimately be developed or become commercially productive, which could cause us to lose rights under our leases as well as have a material adverse effect on our oil and natural gas reserves and future production and, therefore, our future cash flow and income.

A significant portion of our net leasehold acreage (approximately 46%) is undeveloped, or acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves. In addition, many of our oil and natural gas leases require us to drill wells that are commercially productive, and if we are unsuccessful in drilling such wells, we could lose our rights under such leases. Our future oil and natural gas reserves and production and, therefore, our future cash flow and income, are dependent on successfully developing our undeveloped leasehold acreage.

Our ability to sell our production and/or receive market prices for our production may be adversely affected by transportation capacity constraints and interruptions.

If the amount of natural gas, natural gas liquids or oil being produced by us and others exceeds the capacity of the various transportation pipelines and gathering systems available in our operating areas, it will be necessary for new transportation pipelines and gathering systems to be built. Or, in the case of oil and natural gas liquids, it will be necessary for us to rely more heavily on trucks to transport our production, which is more expensive and less efficient than transportation via pipeline. The construction of new pipelines and gathering systems is capital intensive and construction may be postponed, interrupted or cancelled in response to changing economic conditions and the availability and cost of capital. In addition, capital constraints could limit our ability to build gathering systems to transport our production to transportation pipelines. In such event, costs to transport our production may increase materially or we might have to shut in our wells awaiting a pipeline connection or capacity and/or sell our production at much lower prices than market or than we currently project, which would adversely affect our results of operations.

A portion of our production may also be interrupted, or shut in, from time to time for numerous other reasons, including as a result of operational issues, mechanical breakdowns, weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or we might voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted at the same time, it would likely adversely affect our cash flow.

Unless we replace our reserves, our reserves and production will decline, which would adversely affect our financial condition, results of operations and cash flows.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Decline rates are typically greatest early in the productive life of a well. Estimates of the decline rate of an oil or natural gas well are inherently imprecise, and are less precise with respect to new or emerging oil and natural gas formations with limited production histories than for more developed formations with established production histories. Our production levels and the reserves that we currently expect to recover from our wells will change if production from our existing wells declines in a different manner than we have estimated and can change under other circumstances. Thus, our future oil and natural gas reserves and production and, therefore, our cash flow and results of operations are highly dependent upon our success in efficiently developing and exploiting our current properties and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs. If we are unable to replace our current and future production, our cash flow and the value of our reserves may decrease, adversely affecting our business, financial condition, results of operations, and potentially the borrowing capacity under our credit facility.

Estimates of proved oil and natural gas reserves involve assumptions and any material inaccuracies in these assumptions will materially affect the quantities and the net present value of our reserves.

This prospectus contains estimates of our proved oil and natural gas reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those estimated. Any significant variance could materially affect the estimated quantities and the net present value of our reserves. For instance, the SEC mandated prices used in estimating our proved reserves as of December 31, 2016 are $42.75 per Bbl of oil and $2.48 per MMBtu of natural gas, which may be significantly higher than future spot market prices. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

At December 31, 2016, approximately 17% of our estimated reserves were classified as proved undeveloped. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. The estimates of these oil and natural gas reserves and the costs associated with development of these reserves have been prepared in accordance with SEC regulations; however, actual capital expenditures will likely vary from estimated capital expenditures, development may not occur as scheduled and actual results may not be as estimated.

We depend on the skill, ability and decisions of third-party operators of the oil and natural gas properties in which we have a non-operated working interest.

The success of the drilling, development and production of the oil and natural gas properties in which we have or expect to have a non-operating working interest is substantially dependent upon the decisions of such third-party operators and their diligence to comply with various laws, rules and regulations affecting such properties. The success and timing of our drilling, development and production activities on such properties operated by third-parties therefore depends upon a number of factors, including:

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timing and amount of capital expenditures;

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the operator’s expertise and financial resources;

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the rate of production of reserves, if any;

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approval of other participants in drilling wells; and

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selection of technology.

The failure of third-party operators to make decisions, perform their services, discharge their obligations, deal with regulatory agencies, and comply with laws, rules and regulations, including environmental laws and regulations in a proper manner with respect to properties in which we have an interest could result in material adverse consequences to our interest in such properties, including substantial penalties and compliance costs. Such adverse consequences could result in substantial liabilities to us or reduce the value of our properties, which could materially affect our results of operations. As a result, our ability to exercise influence over the operations of some of our current or future properties is and may be limited.

The standardized measure of discounted future net cash flows from our proved reserves will not be the same as the current market value of our estimated oil and natural gas reserves.

You should not assume that the standardized measure of discounted future net cash flows from our proved reserves is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we based the discounted future net cash flows from our proved reserves on the 12-month first-day-of-the-month oil and natural gas average prices without giving effect to derivative transactions. Actual future net cash flows from our oil and natural gas properties will be affected by factors such as:

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actual prices we receive for oil and natural gas;

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actual cost of development and production expenditures;

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the amount and timing of actual production; and

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changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing and amount of actual future net revenues from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating standardized measure may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general. As a corporation, we are treated as a taxable entity for federal income tax purposes and our future income taxes will be dependent on our future taxable income. Actual future prices and costs may differ materially from those used in the present value estimates included in this prospectus which could have a material effect on the value of our reserves.

A component of our growth may come through acquisitions, and our failure to identify or complete future acquisitions successfully could reduce our earnings and slow our growth.

We may be unable to identify properties for acquisition or to make acquisitions on terms that we consider economically acceptable. There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. The completion and pursuit of acquisitions may be dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to grow through acquisitions will require us to continue to invest in operations and financial and management information systems and to attract, retain, motivate and effectively manage our employees.

In addition, we may be unable to successfully integrate any potential acquisitions into our existing operations. The inability to manage the integration of acquisitions, including our merger with Davis, effectively could reduce our focus on subsequent acquisitions and current operations, and could negatively impact our results of operations and growth potential. Members of our management team may be required to devote considerable amounts of time to the integration process, including with respect to the merger of Davis, which will decrease the time they will have to manage our business.

Furthermore, our decision to acquire properties that are substantially different in operating or geologic characteristics or geographic locations from areas with which our staff is familiar may impact our productivity in such areas. Our financial condition, results of operations and cash flows may fluctuate significantly from period to period as a result of the completion of significant acquisitions during particular periods.

We may engage in bidding and negotiation to complete successful acquisitions. We may be required to alter or increase substantially our capitalization to finance these acquisitions through the use of cash on hand, the issuance of debt or equity securities, the sale of production payments, the sale of non-strategic assets, the borrowing of funds or otherwise. Our credit agreement includes covenants limiting our ability to incur additional debt. If we were to proceed with one or more acquisitions involving the issuance of our common stock, our stockholders would suffer dilution of their interests.

Seismic studies do not guarantee that hydrocarbons are present or, if present, will produce in economic quantities.

We design and generate in-house 3-D seismic survey programs on many of our projects. We may use seismic studies to assist with assessing prospective drilling opportunities on current properties, as well as on properties that we may acquire. Such seismic studies are merely an interpretive tool and do not necessarily guarantee that hydrocarbons are present or if present will produce in economic quantities.

We depend on computer and telecommunications systems and failures in our systems or cyber security attacks could significantly disrupt our business operations.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with our business. It is possible we could incur interruptions from cyber security attacks, computer viruses or malware. We believe that we have positive relations with our related vendors and maintain adequate anti-virus and malware software and controls; however, any interruptions to our arrangements with third parties to our computing and communications infrastructure or our information systems could significantly disrupt our business operations.

We depend substantially on our key personnel for critical management decisions and industry contacts.

Our success depends upon the continued contributions of our executive officers and key employees, particularly with respect to providing the critical management decisions and contacts necessary to manage and maintain our company within a highly competitive industry. Competition for qualified personnel can be intense, particularly in the oil and natural gas industry, and there are a limited number of people with the requisite knowledge and experience. Under these conditions, we could be unable to attract and retain these personnel. The loss of the services of any of our executive officers or other key employees for any reason could have a material adverse effect on our business, operating results, financial condition and cash flows.

Competition in the oil and natural gas industry is intense and many of our competitors have resources that are substantially greater than ours.

The oil and natural gas industry is highly competitive in many respects, including identification of attractive oil and natural gas properties for acquisition, drilling and development, securing financing for such activities and obtaining the necessary equipment and personnel to conduct such operations and activities. In seeking suitable opportunities, we compete with a number of other companies, including large oil and natural gas companies and other independent operators with greater financial resources, larger numbers of personnel and facilities, and, in some cases, with more expertise. Larger competitors may also be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than we can, which could adversely affect our competitive position. There can be no assurance that we will be able to compete effectively with these entities. These factors could adversely affect the success of our operations and our profitability.

Risks Relating to the Energy Production and/or Distribution Industry

Oil and natural gas prices are volatile. A substantial or extended decline in commodity prices will likely adversely affect our business, financial condition and results of operations and our ability to meet our debt commitments, or capital expenditure obligations and other financial commitments.

Prices for oil, natural gas, and natural gas liquids can fluctuate widely. For example, the NYMEX WTI oil prices have been volatile and ranged from a high of $107.26 per barrel in June 2014 to a low of $26.21 per barrel in February 2016. Also, NYMEX HH natural gas prices have been volatile and ranged from a high of $6.15 per MMBtu in February 2014 to a low of $1.64 per MMBtu in December 2015. Our revenues, profitability and our future growth and the carrying value of our properties depend substantially on prevailing oil and natural gas prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we will be able to borrow under our credit agreement is subject to periodic redetermination based in part on current oil and natural gas prices and on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce and have an adverse effect on the value of our properties.

Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile in the future. Among the factors that can cause volatility are:

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the domestic and foreign supply of, and demand for, oil and natural gas;

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volatility and trading patterns in the commodity-futures markets;

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the ability of members of the Organization of the Petroleum Exporting Countries, or OPEC, and other producing countries to agree upon and determine oil prices and production levels;

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social unrest and political instability, particularly in major oil and natural gas producing regions outside the United States, such as Africa and the Middle East, and armed conflict or terrorist attacks, whether or not in oil or natural gas producing regions;

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the level of overall product demand;

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the growth of consumer product demand in emerging markets, such as China;

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labor unrest in oil and natural gas producing regions;

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weather conditions, including hurricanes and other natural occurrences that affect the supply and/or demand of oil and natural gas;

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the price and availability of alternative fuels;

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the price of foreign imports;

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worldwide economic conditions; and

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the availability of liquid natural gas imports.

These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas.

The long-term effect of these and other factors on the prices of oil and natural gas is uncertain. Prolonged or further declines in these commodity prices may have the following effects on our business:

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adversely affecting our financial condition, liquidity, ability to finance planned capital expenditures, and results of operations;

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reducing the amount of oil and natural gas that we can produce economically;

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causing us to delay or postpone a significant portion of our capital projects;

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materially reducing our revenues, operating income, or cash flows;

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reducing the amounts of our estimated proved oil and natural gas reserves;

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reducing the carrying value of our oil and natural gas properties due to recognizing additional impairments of proved properties, unproved properties and exploration assets;

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reducing the standardized measure of discounted future net cash flows relating to oil and natural gas reserves; and

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limiting our access to, or increasing the cost of, sources of capital such as equity and long-term debt.

Due to low current commodity prices, we may be required to take write-downs of the carrying values of our properties in 2017.

Accounting rules require that we periodically review the carrying value of our properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our properties. A write-down constitutes a non-cash charge to earnings. Based upon commodity prices, we did not incur an impairment charge in the second quarter of 2017, but we may incur impairments in future periods.

Drilling for oil and natural gas is a speculative activity and involves numerous risks and substantial and uncertain costs that could adversely affect us.

Our operations are subject to many risks and hazards incident to exploring and drilling for, producing, transporting, marketing and selling oil and natural gas. Although we may take precautionary measures, many of these risks and hazards are beyond our control and unavoidable under the circumstances. Many of these risks or hazards could materially and adversely affect our revenues and expenses, the ability of certain of our wells to produce oil and natural gas in commercial and economic quantities, the rate of production and the economics of the development of, and our investment in the prospects in which we have or will acquire an interest. Any of these risks and hazards could materially and adversely affect our financial condition, results of operations and cash flows. Such risks and hazards include:

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human error, accidents, labor force and other factors beyond our control that may cause personal injuries or death to persons and destruction or damage to equipment and facilities;

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blowouts, fires, hurricanes, pollution and equipment failures that may result in damage to or destruction of wells, producing formations, production facilities and equipment and increased drilling and production costs;

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unavailability of materials and equipment;

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engineering and construction delays;

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unanticipated transportation costs and delays;

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unfavorable weather conditions;

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hazards resulting from unusual or unexpected geological or environmental conditions;

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environmental regulations and requirements;

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accidental leakage of toxic or hazardous materials, such as petroleum liquids, drilling fluids or salt water, into the environment;

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hazards resulting from the presence of hydrogen sulfide or other contaminants in natural gas we produce;

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changes in laws and regulations, including laws and regulations applicable to oil and natural gas activities or markets for the oil and natural gas produced;

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fluctuations in supply and demand for oil and natural gas causing variations of the prices we receive for our oil and natural gas production; and

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the availability of alternative fuels and the price at which they become available.

Our success will depend on the success of our drilling program. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. Analogies drawn from available data from other wells, more fully explored prospects or producing fields may not be applicable to current drilling prospects.

The budgeted costs of planning, drilling, completing and operating wells are often exceeded and such costs can increase significantly due to various complications that may arise during the drilling and operating processes. Before a well is spud, we may incur significant geological and geophysical (seismic) costs, which are incurred whether a well eventually produces commercial quantities of hydrocarbons, or is drilled at all. Exploration wells endure a much greater risk of loss than development wells. If actual drilling and development costs are significantly more than the current estimated costs, we may not be able to continue operations as proposed and could be forced to modify drilling plans accordingly. Drilling for oil and natural gas involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered.

If we decide to drill a certain location, there is a risk that (i) no commercially productive oil or natural gas reservoirs will be found or produced, or (ii) we may drill or participate in new wells that are not productive or drill wells that are productive, but that do not produce sufficient net revenues to return a profit after drilling, operating and other costs. A productive well may become uneconomical if water or other deleterious substances are encountered which impair or prevent the production of oil and/or natural gas from the well.

Our overall drilling success rate or drilling success rate for activity within a particular project area may decline. Unsuccessful drilling activities could result in a significant decline in production and revenues and materially harm operations and financial condition by reducing available cash and resources. Even if sufficient amounts of oil or natural gas exist, we may damage the potentially productive hydrocarbon-bearing formation or experience mechanical difficulties while drilling or completing the well, resulting in a reduction in production and reserves from the well or abandonment of the well.

Our exploration and development drilling efforts and the operation of our wells may not be profitable or achieve our targeted returns.

We require significant amounts of undeveloped leasehold acreage to further our development efforts. Exploration, development, drilling and production activities are subject to many risks, including the risk that commercially productive reservoirs will not be discovered. We invest in property, including undeveloped leasehold acreage that we believe will result in projects that will add value over time. However, we cannot guarantee that our leasehold acreage will be profitably developed, that new wells drilled by us will be productive or that we will recover all or any portion of our investment in such leasehold acreage or wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting operating and other costs. In addition, wells that are profitable may not achieve our targeted rate of return. Our ability to achieve our target results is dependent upon the current and future market prices for oil and natural gas, costs associated with producing oil and natural gas and our ability to add reserves at an acceptable cost.

In addition, we may not be successful in controlling our drilling and production costs to improve our overall return. The cost of drilling, completing and operating a well is often uncertain and cost factors can adversely affect the economics of a project. We cannot predict the cost of drilling and completing a well, and we may be forced to limit, delay or cancel drilling operations as a result of a variety of factors, including:

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unexpected drilling conditions;

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downhole and well completion difficulties;

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pressure or irregularities in formations;

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equipment failures or breakdowns, or accidents and shortages or delays in the availability of drilling and completion equipment and services;

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fires, explosions, blowouts and surface cratering;

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adverse weather conditions, including hurricanes; and

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compliance with governmental requirements.

We are subject to complex federal, state, local and other laws and regulations that from time to time are amended to impose more stringent requirements that could adversely affect the cost, manner or feasibility of doing business.

Companies that explore for and develop, produce, sell and transport oil and natural gas in the United States are subject to extensive federal, state and local laws and regulations, including complex tax and environmental, health and safety laws and the corresponding regulations, and are required to obtain various permits and approvals from federal, state and local agencies. If these permits are not issued or unfavorable restrictions or conditions are imposed on our drilling activities, we may not be able to conduct our operations as planned. We may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

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water discharge and disposal permits for drilling operations;

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drilling bonds;

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drilling permits;

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reports concerning operations;

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air quality, air emissions, noise levels and related permits;

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spacing of wells;

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rights-of-way and easements;

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unitization and pooling of properties;

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pipeline construction;

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gathering, transportation and marketing of oil and natural gas;

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taxation; and

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waste and water transport and disposal permits and requirements.

Failure to comply with applicable laws may result in the suspension or termination of operations and subject us to liabilities, including administrative, civil and criminal penalties. Compliance costs can be significant. Moreover, the laws governing our operations or the enforcement thereof could change in ways that substantially increase the costs of doing business. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially and adversely affect our business, financial condition and results of operations. Under environmental, health and safety laws and regulations, we also could be held liable for personal injuries, property damage (including site clean-up and restoration costs) and other damages including the assessment of natural resource damages. Such laws may impose strict as well as joint and several liability for environmental contamination, which could subject us to liability for the conduct of others or for our own actions that were in compliance with all applicable laws at the time such actions were taken. Environmental and other governmental laws and regulations also increase the costs to plan, design, drill, install, operate and abandon oil and natural gas wells. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects. Part of the regulatory environment in which we operate includes, in some cases, federal requirements for performing or preparing environmental assessments, environmental impact studies and/or plans of development before commencing exploration and production activities. In addition, our activities are subject to regulation by oil and natural gas-producing states relating to conservation practices and protection of correlative rights. These regulations affect our operations and limit the quantity of oil and natural gas we may produce and sell. Delays in obtaining regulatory approvals or necessary permits, the failure to obtain a permit or the receipt of a permit with excessive conditions or costs could have a material adverse effect on our ability to explore on, develop or produce our properties. Additionally, the oil and natural gas regulatory environment could change in ways that might substantially increase the financial and managerial costs to comply with the requirements of these laws and regulations and, consequently, adversely affect our profitability.

Federal, state and local legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

We engage third parties to provide hydraulic fracturing or other well stimulation services to us in connection with many of the wells for which we are the operator. Federal, state and local governments have been adopting or considering restrictions on or prohibitions of fracturing in areas where we currently conduct operations, or in the future plan to conduct operations. Consequently, we could be subject to additional levels of regulation, operational delays or increased operating costs and could have additional regulatory burdens imposed upon us that could make it more difficult to perform hydraulic fracturing and increase our costs of compliance and doing business.

From time to time, for example, legislation has been proposed in Congress to amend the federal Safe Drinking Water Act, or the SDWA, to require federal permitting of hydraulic fracturing and the disclosure of chemicals used in the hydraulic fracturing process. Further, the EPA completed a study finding that hydraulic fracturing could potentially harm drinking water resources under adverse circumstances such as injection directly into groundwater or into production wells lacking mechanical integrity. Other governmental reviews have also been recently conducted or are under way that focus on environmental aspects of hydraulic fracturing. For example, a federal Bureau of Land Management, or BLM, rulemaking for hydraulic fracturing practices on federal and Indian lands resulted in a 2015 final rule that requires public disclosure of chemicals used in hydraulic fracturing, confirmation that the wells used in fracturing operations meet proper construction standards and development of plans for managing related flowback water. These activities could result in additional regulatory scrutiny that could make it difficult to perform hydraulic fracturing and increase our costs of compliance and doing business.

Certain states, including North Dakota, where we have interests in numerous non-operated wells, have adopted, and other states are considering or have adopted more stringent requirements for various aspects of hydraulic fracturing operations, such as permitting, disclosure, air emissions, well construction, seismic monitoring, waste disposal and water use. In addition to state laws, local land use restrictions, such as city ordinances, may restrict or prohibit drilling in general or hydraulic fracturing in particular. Such efforts have extended to bans on hydraulic fracturing.

The proliferation of regulations may limit our ability to operate. If the use of hydraulic fracturing is limited, prohibited or subjected to further regulation, these requirements could delay or effectively prevent the extraction of oil and natural gas from formations which would not be economically viable without the use of hydraulic fracturing. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil, natural gas and natural gas liquids we produce.

Studies over recent years have indicated that emissions of certain gases may be contributing to warming of the Earth’s atmosphere. In response, governments have increasingly been adopting domestic and international climate change regulations that require reporting and reductions of the emission of such greenhouse gases. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of burning oil, natural gas and refined petroleum products, are considered greenhouse gases. Internationally, the United Nations Framework Convention on Climate Change, the Kyoto Protocol and the Paris Agreement address greenhouse gas emissions, and international negotiations over climate change and greenhouse gases are continuing. Meanwhile, several countries, including those comprising the European Union, have established greenhouse gas regulatory systems.

In the United States, many states, either individually or through multi-state regional initiatives, have begun implementing legal measures to reduce emissions of greenhouse gases, primarily through emission inventories, emission targets, greenhouse gas cap and trade programs or incentives for renewable energy generation, while others have considered adopting such greenhouse gas programs.

At the federal level, the Obama Administration pledged for the Paris Agreement to meet an economy-wide target in 2025 of reducing greenhouse gas emissions by 26-28% below the 2005 level. To help achieve these reductions, federal agencies have been addressing climate change through a variety of administrative actions. The U.S. Environmental Protection Agency, or the EPA, thus issued greenhouse gas monitoring and reporting regulations that cover oil and natural gas facilities, among other industries. Beyond measuring and reporting, the EPA issued an “Endangerment Finding” under Section 202(a) of the federal Clean Air Act, concluding certain greenhouse gas pollution threatens the public health and welfare of current and future generations. The finding served as the first step to issuing regulations that require permits for and reductions in greenhouse gas emissions for certain facilities. In March 2014, moreover, then President Obama released a Strategy to Reduce Methane Emissions that included consideration of both voluntary programs and targeted regulations for the oil and natural gas sector. Consistent with that strategy, the EPA issued final rules in 2016 for new and modified oil and natural gas production sources (including hydraulically fractured oil wells, natural gas well sites, natural gas processing plants, natural gas gathering and boosting stations and natural gas transmission sources) to reduce emissions of methane as well as volatile organic compounds and toxic pollutants. In addition, the BLM has promulgated standards for reducing venting and flaring on public lands. The EPA and BLM actions are part of a series of steps by the Obama Administration that were intended to result by 2025 in a 40-45% decrease in methane emissions from the oil and gas industry as compared to 2012 levels.

In the courts, several decisions have been issued that may increase the risk of claims being filed by governments and private parties against companies that have significant greenhouse gas emissions. Such cases may seek to challenge air emissions permits that greenhouse gas emitters apply for and seek to force emitters to reduce their emissions or seek damages for alleged climate change impacts to the environment, people, and property.

The direction of future U.S. climate change regulation is difficult to predict given the current uncertainties surrounding the policies of the Trump Administration. The EPA may or may not continue developing regulations to reduce greenhouse gas emissions from the oil and natural gas industry. Even if federal efforts in this area slow, states may continue pursuing climate regulations. Any laws or regulations that may be adopted to restrict or reduce emissions of greenhouse gases could require us to incur additional operating costs, such as costs to purchase and operate emissions controls to obtain emission allowances or to pay emission taxes, and reduce demand for our products.

Derivatives reform legislation and related regulations could have an adverse effect on our ability to hedge risks associated with our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, provides for federal oversight of the over-the-counter derivatives market and entities that participate in that market and mandates that the Commodity Futures Trading Commission, or the CFTC, the SEC, and federal regulators of financial institutions adopt rules or regulations implementing the Dodd-Frank Act and providing definitions of terms used in the Dodd-Frank Act.

The CFTC has finalized other regulations implementing the Dodd-Frank Act’s provisions regarding trade reporting, margin, clearing and trade execution; however, some regulations remain to be finalized and it is not possible at this time to predict when the CFTC will adopt final rules. For example, the CFTC has re-proposed regulations setting position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. Certain bona fide hedging transactions are expected to be made exempt from these limits. Also, it is possible that under recently adopted margin rules, some registered swap dealers may require us to post initial and variation margins in connection with certain swaps not subject to central clearing.

The Dodd-Frank Act and any additional implementing regulations could significantly increase the cost of some commodity derivative contracts (including through requirements to post collateral, which could adversely affect our available liquidity), materially alter the terms of some commodity derivative contracts, limit our ability to trade some derivatives to hedge risks, reduce the availability of some derivatives to protect against risks we encounter, and reduce our ability to monetize or restructure our existing commodity derivative contracts. If we reduce our use of derivatives as a consequence, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Increased volatility may make us less attractive to certain types of investors. Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. If the implementing regulations result in lower commodity prices, our revenues could be adversely affected. Any of these consequences could adversely affect our business, financial condition and results of operations.

We may incur more taxes and certain of our projects may become uneconomic if certain federal income tax deductions currently available with respect to oil and natural gas exploration and development are eliminated as a result of future legislation.

In past years, legislation has been proposed that would, if enacted into law, make significant changes to U.S. tax laws, including to certain key U.S. federal income tax provisions currently available to oil and natural gas exploration and production companies. Such legislative changes have included, but not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. Congress could consider, and could include, some or all of these proposals as part of tax reform legislation, to accompany lower federal income tax rates. Moreover, other more general features of tax reform legislation, including changes to cost recovery rules and to the deductibility of interest expense, may be developed that also would change the taxation of oil and natural gas companies. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals or any similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that currently are available with respect to oil and natural gas development, or increase costs, and any such changes could have an adverse effect on our financial position, results of operations and cash flows.

Our operations are substantially dependent on the availability, use and disposal of water. New legislation and regulatory initiatives or restrictions relating to water disposal wells could have a material adverse effect on our future business, financial condition, operating results and prospects.

Water is an essential component of our drilling and hydraulic fracturing processes. If we are unable to obtain water to use in our operations from local sources, we may be unable to economically produce oil, natural gas liquids and natural gas, which could have an adverse effect on our business, financial condition and results of operations. Wastewaters from our operations typically are disposed of via underground injection. Some studies have linked earthquakes in certain areas to underground injection, which is leading to greater public scrutiny of disposal wells. Any new environmental initiatives or regulations that restrict injection of fluids, including, but not limited to, produced water, drilling fluids and other wastes associated with the exploration, development or production of oil and gas, or that limit the withdrawal, storage or use of surface water or ground water necessary for hydraulic fracturing of our wells, could increase our operating costs and cause delays, interruptions or cessation of our operations, the extent of which cannot be predicted, and all of which would have an adverse effect on our business, financial condition, results of operations and cash flows.

We participate in oil and natural gas leases with third parties who may not be able to fulfill their commitments to our projects.

We frequently own less than 100% of the working interest in the oil and natural gas leases on which we conduct operations, and other parties own the remaining portion of the working interest. Financial risks are inherent in any operation where the cost of drilling, equipping, completing and operating wells is shared by more than one person. We could be held liable for joint activity obligations of other working interest owners, such as nonpayment of costs and liabilities arising from the actions of other working interest owners. In addition, declines in oil and natural gas prices may increase the likelihood that some of these working interest owners, particularly those that are smaller and less established, are not able to fulfill their joint activity obligations. A partner may be unable or unwilling to pay its share of project costs, and, in some cases, a partner may declare bankruptcy. In the event any of our project partners do not pay their share of such costs, we would likely have to pay those costs, and we may be unsuccessful in any efforts to recover these costs from our partners, which could materially adversely affect our financial position.

We cannot be certain that the insurance coverage maintained by us will be adequate to cover all losses that may be sustained in connection with all oil and natural gas activities.

We maintain general and excess liability policies, which we consider to be reasonable and consistent with industry standards. These policies generally cover personal injury, bodily injury, third party property damage, medical expenses, legal defense costs, pollution in some cases, well blowouts in some cases, and workers compensation.

As is common in the oil and natural gas industry, we will not insure fully against all risks associated with our business either because such insurance is not available or because we believe the premium costs are prohibitive. A loss not fully covered by insurance could have a material effect on our financial position, results of operations and cash flows. There can be no assurance that the insurance coverage that we maintain will be sufficient to cover claims made against us in the future.

Title to the properties in which we have an interest may be impaired by title defects.

We generally obtain title opinions on significant properties that we drill or acquire. However, there is no assurance that we will not suffer a monetary loss from title defects or title failure. Additionally, undeveloped acreage has greater risk of title defects than developed acreage. Generally, under the terms of the operating agreements affecting our properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

The unavailability or high cost of drilling rigs, pressure pumping equipment and crews, other equipment, supplies, water, personnel and oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

The oil and natural gas industry is cyclical and, from time to time, there have been shortages of drilling rigs, equipment, supplies, water or qualified personnel. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases. Increasing levels of exploration and production may increase the demand for oilfield services and equipment, and the costs of these services and equipment may increase, while the quality of these services and equipment may suffer. The unavailability or high cost of drilling rigs, pressure pumping equipment, supplies or qualified personnel can materially and adversely affect our operations and profitability.

We may not be able to keep pace with technological developments in the industry.

             The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage or competitive pressures may force us to implement those new technologies at substantial costs. In addition, other oil and natural gas companies may have greater financial, technical, and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we are in a position to do so. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies used now or in the future were to become obsolete or if we are unable to use the most advanced commercially available technology, the business, financial condition, and results of operations could be materially adversely affected.

Terrorist attacks aimed at energy operations could adversely affect our business.

             The continued threat of terrorism and the impact of military and other government action have led and may lead to further increased volatility in prices for oil and natural gas and could affect these commodity markets or the financial markets used by us. In addition, the U.S. government has issued warnings that energy assets may be a future target of terrorist organizations. These developments have subjected oil and natural gas operations to increased risks. Any future terrorist attack on our facilities, customer facilities, the infrastructure depended upon for transportation of products, and, in some cases, those of other energy companies, could have a material adverse effect on our business.

Hedging transactions may limit our potential gains and increase our potential losses.

In order to manage our exposure to price risks in the marketing of our oil, natural gas, and natural gas liquids production, we have entered into oil, natural gas, and natural gas liquids price hedging arrangements with respect to a portion of our anticipated production and we may enter into additional hedging transactions in the future. While intended to reduce the effects of volatile commodity prices, such transactions may limit our potential gains and increase our potential losses if commodity prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of loss in certain circumstances, including instances in which our production is less than expected, there is a widening of price differentials between delivery points for our production, or the counterparties to our hedging agreements fail to perform under the contracts.

Risks Related to the Ownership of our Common Stock

Our common stock price has been and is likely to continue to be highly volatile.

The trading price of our common stock is subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of drilling and rig activity, economic conditions in the natural gas and oil industry, general economic conditions or other events or factors that are beyond our control.

In addition, the stock market in general and the market for oil and natural gas exploration companies, in particular, have experienced large price and volume fluctuations that have often been unrelated or disproportionate to the operating results or asset values of those companies. These broad market and industry factors may seriously impact the market price and trading volume of our common stock regardless of our actual operating performance. In the past, following periods of volatility in the overall market and in the market price of a company’s securities, securities class action litigation has been instituted against certain oil and natural gas exploration companies. If this type of litigation were instituted against us following a period of volatility in our common stock trading price, it could result in substantial costs and a diversion of our management’s attention and resources, which could have a material adverse effect on our financial condition, future cash flows and the results of operations.

The low trading volume of our common stock may adversely affect the price of our shares and their liquidity.

Although our common stock is listed on the NYSE American, our common stock has experienced low trading volume. Limited trading volume may subject our common stock to greater price volatility and may make it difficult for investors to sell shares at a price that is attractive to them.

If our common stock were delisted and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock, and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

If our common stock were removed from listing with the NYSE American, it may be subject to the so-called “penny stock” rules. The SEC has adopted regulations that define a penny stock to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If our common stock were delisted and determined to be a penny stock, a broker-dealer may find it more difficult to trade our common stock, and an investor may find it more difficult to acquire or dispose of our common stock on the secondary market.

Our failure to fulfill all of our registration requirements may cause us to suffer liquidated damages, which may be very costly.

Pursuant to the terms of the Registration Rights Agreement that we entered into with certain of our stockholders, we filed a registration statement with respect to securities issued and are required to maintain the effectiveness of such registration statement. There can be no assurance that we will be able to maintain the effectiveness of any registration statement, and therefore there can be no assurance that we will not incur damages with respect to such agreement.

Red Mountain Capital Partners LLC and its affiliates, or Red Mountain, hold 30.8% of the voting power of our outstanding shares which gives Red Mountain a significant interest in the Company.

Red Mountain holds approximately 30.8% of our outstanding shares of common stock on an as-converted basis and after adjusting the conversion price of our Series D preferred stock as a result of this offering, we anticipate that Red Mountain will hold approximately          % of the voting power of our outstanding shares following this offering. Accordingly, Red Mountain has the ability to exert a significant degree of influence over our management and affairs and, as a practical matter, will significantly influence corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election of directors, amendments to our certificate of incorporation and bylaws, and the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets, and Red Mountain may vote its shares in a manner that is adverse to the interests of our minority stockholders. For example, Red Mountain may be able to prevent a merger or similar transaction, including a transaction in which stockholders will receive a premium for their shares, even if our other stockholders are in favor of such transaction. Further, Red Mountain’s position might adversely affect the market price of our common stock to the extent investors perceive disadvantages in owning shares of a company with a controlling stockholder.

We are able to issue shares of preferred stock with greater rights than our common stock.

Our Amended and Restated Certificate of Incorporation authorizes our board of directors to issue one or more series of preferred shares and set the terms of the preferred shares without seeking any further approval from our stockholders. The preferred shares that we have issued rank ahead of our common stock in terms of dividends and liquidation rights. We may issue additional preferred shares that rank ahead of our common stock in terms of dividends, liquidation rights or voting rights. If we issue additional preferred shares in the future, it may adversely affect the market price of our common stock. We have issued in the past, and may in the future continue to issue, in the open market at prevailing prices or in capital markets offerings series of perpetual preferred stock with dividend and liquidation preferences that rank ahead of our common stock.

Because we have no plans to pay dividends on our common stock, stockholders must look solely to appreciation of our common stock to realize a gain on their investment.

We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to finance the expansion of our business. In addition, our credit agreement contains covenants that prohibit us from paying cash dividends on our common stock as long as such debt remains outstanding. The payment of future dividends, if any, will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition, capital requirements, restrictions in financing agreements, business conditions and other factors. Accordingly, stockholders must look solely to appreciation of our common stock to realize a gain on their investment, which may not occur.

Our Series D preferred stock has rights, preferences and privileges that are not held by, and are preferential to, the rights of our common stockholders. Such preferential rights could adversely affect our liquidity and financial condition and may result in the interests of the holders of our Series D preferred stock differing from those of our common stockholders.

In the event of any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, or any other transaction deemed a liquidation event pursuant to the Certificate of Designation, including a sale of our company, or a Liquidation, each holder of outstanding shares of our Series D preferred stock will be entitled to be paid out of our assets available for distribution to stockholders, before any payment may be made to the holders of our common stock, an amount per share equal to the original issue price, plus accrued and unpaid dividends thereon. If, upon such Liquidation, the amount that the holders of Series D preferred stock would have received if all outstanding shares of Series D preferred stock had been converted into shares of our common stock immediately prior to such Liquidation would exceed than the amount they would receive pursuant to the preceding sentence, the holders of Series D preferred stock will receive such greater amount.

Dividends on the Series D preferred stock are cumulative and accrue quarterly, whether or not declared by our Board of Directors, at the rate of 7.0% per annum on the sum of the original issue price plus all unpaid accrued and unpaid dividends thereon, and payable in additional shares of Series D preferred stock. In addition to the dividends accruing on shares of Series D preferred stock described above, if we declare certain dividends on our common stock, we will be required to declare and pay a dividend on the outstanding shares of our Series D preferred stock on a pro rata basis with the common stock, determined on an as-converted basis. Our obligations to the holders of Series D preferred stock could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition.

There may be future dilution of our common stock.

We have a significant number of dilutive securities outstanding, which upon conversion, would result in substantial dilution. For example, prior to adjusting the conversion price for this offering, the conversion of outstanding shares of Series D preferred stock in full could result in the issuance of 1,838,927 shares of common stock. After this offering, we estimate that the conversion price of the Series D preferred stock will be adjusted to $          , resulting in the issuance of approximately          shares of common stock if all of the outstanding shares of Series D preferred stock were converted. To the extent outstanding stock appreciation rights or stock options under our long-term incentive plan are exercised or additional shares of restricted stock are issued to our employees, holders of our common stock will experience dilution. Furthermore, if we sell additional equity or convertible debt securities, such sales could result in further dilution to our existing stockholders and cause the price of our outstanding securities to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part upon the research and reports that securities or industry analysts publish about us and our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no analysts commence coverage of our company, the trading price of our common stock might be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage or fails to report about us on a regular basis, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Risks Related to This Offering

The market price and trading volume of our common stock may be volatile and our stock price could decline because of significant market overhang.

We have registered the resale of approximately 10.9 million shares of our common stock that were previously acquired by certain of our stockholders and their affiliates. In addition, we have agreed to register the resale of shares of our common stock that may be acquired by certain of our stockholders and their affiliates. The influx of a substantial number of shares into the public market through sales by these stockholders or their affiliates or the possibility that a substantial number of shares could be introduced into the market by these persons could have a significant negative effect on the trading market and price of our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use the net proceeds from this offering for continuation of our development and acquisition program, repayment of debt and other capital and operating expenses. We may also use a portion of our net proceeds to acquire oil and natural gas assets; however, we currently have no agreements or commitments to complete any such transaction. We might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our management’s decisions on how to use the net proceeds from this offering, and our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our common stock to decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this prospectus may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. These forward-looking statements can generally be identified by the use of words such as “may,” “will,” “could,” “should,” “project,” “intends,” “plans,” “pursue,” “target,” “continue,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” or “potential,” the negative of such terms or variations thereon, or other comparable terminology. Statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements. Readers should consider carefully the risks described under or incorporated by reference in the “Risk Factors” section contained herein and other sections of this prospectus which describe factors that could cause our actual results to differ from those anticipated in forward-looking statements, including, but not limited to, the following factors:

●
high volatility and weakness in commodity prices for oil and natural gas and the effect of prices set or influenced by actions of OPEC and other oil and natural gas producing countries;
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near term and long term dislocations in the development, production, transportation and refining of oil and natural gas and related products resulting from extreme weather conditions and events, such as Hurricane Harvey;
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our ability to repay outstanding debt when due;
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our limited liquidity and ability to finance our exploration, acquisition and development strategies;
●
reductions in the borrowing base under our credit facility;
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impacts to our financial statements as a result of oil and natural gas property impairment write-downs;
●
our ability to successfully integrate acquired oil and natural gas businesses and operations;
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the possible adverse impact or depressive effect on the market price our common stock because of significant market overhang;
●
our ability to successfully develop our inventory of undeveloped acreage in our resource plays;
●
our oil and natural gas assets are concentrated in a relatively small number of properties;
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our access to adequate gathering systems, processing facilities, transportation take-away capacity to move our production to market and marketing outlets to sell our production at market prices;
●
our ability to generate sufficient cash flow from operations, borrowings or other sources to enable us to fund our operations, satisfy our obligations and seek to develop our undeveloped acreage positions;
●
our ability to replace our oil and natural gas reserves;
●
the presence or recoverability of estimated oil and natural gas reserves and actual future production rates and associated costs;
●
the potential for production decline rates for our wells to be greater than we expect;
●
our ability to retain key members of senior management and key technical employees;
●
environmental, drilling, operating, and exploration and development risks;
●
the possibility that our industry may be subject to future regulatory or legislative actions (including additional taxes and changes in environmental regulations);
●
general economic conditions, whether internationally, nationally or in the regional and local market areas in which we do business, may be less favorable than we expect, including the possibility that economic conditions in the United States could worsen and that capital markets could be disrupted, which could adversely affect demand for oil and natural gas and make it difficult to access capital;
●
social unrest, political instability or armed conflict in major oil and natural gas producing regions outside the United States, such as Africa, the Middle East, and armed conflict or acts of terrorism or sabotage;
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the insurance coverage maintained by us may not adequately cover all losses that may be sustained in connection with our business activities;
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title to the properties in which we have an interest may be impaired by title defects;
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the cost and availability of goods and services, such as drilling rigs; and
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our dependency on the skill, ability and decisions of third party operators of the oil and natural gas properties in which we have a non-operated working interest.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements in this section and elsewhere in this document. Other than as required under applicable securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise. You should not place undue reliance on these forward-looking statements. All forward-looking statements speak only as of the date of this prospectus or, if earlier, as of the date they were made.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be $          million, or approximately $          million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds from this offering to expand our Horizontal San Andres Play located in Yoakum County, Texas. Specifically, these funds will provide for additional leasehold acquisitions in the Permian Basin, the drilling of a San Andres horizontal well and a Devonian salt water disposal well, and other field infrastructure, and for general working capital purposes.

The foregoing represents our current intentions based upon our current plans and business condition. We have not, however, made a definitive determination as to how to allocate these proceeds among these and other possible general working capital purposes and we do not anticipate doing so prior to the completion of this offering. Our management will have broad discretion in the application of our net proceeds from this offering, and the occurrence of unforeseen events or changes in business conditions could result in the application of our net proceeds from this offering in a manner other than as described in this prospectus.

MARKET PRICE OF OUR COMMON STOCK

Market Information

Our common stock is listed for trading on the NYSE American under the symbol “YUMA.” The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock on the NYSE American, adjusted to reflect the 1-for-20 reverse stock split that was completed on October 26, 2016 as part of the closing of the Davis Merger and our reincorporation from California to Delaware.

	High	Low
Quarter Ended
2015
March 31	$42.20	$20.20
June 30	$23.40	$9.80
September 30	$16.60	$6.00
December 31	$12.00	$2.60
2016
March 31	$6.60	$3.00
June 30	$7.40	$3.80
September 30	$6.20	$3.98
December 31	$5.40	$1.94
2017
March 31 ..	$3.91	$2.06
June 30 gh	$3.17	$0.81
September 30 (through September 12, 2017) .	$3.10	$0.77

Holders of our Common Stock

As of September 12, 2017, there were 108 stockholders of record of our common stock. On September 12, 2017, the last sale price of our common stock as reported on the NYSE American was $1.40 per share.

The comparisons contained herein may not provide meaningful information to you in determining whether to purchase our common stock. You are urged to obtain current sale prices of our common stock and to carefully review the other information contained in this prospectus and the documents incorporated by reference herein. See “Where You Can Find More Information” and “Incorporation By Reference” of this prospectus.

DIVIDEND POLICY

We have not paid cash dividends on our common stock in the past two fiscal years to date, and we do not anticipate that we will declare or pay dividends on our common stock in the foreseeable future. Payment of dividends, if any, is within the sole discretion of our Board of Directors and will depend, among other factors, upon our earnings, capital requirements and our operating and financial condition.

In addition, our credit facility does not permit us to pay dividends on our common stock without the consent of our lenders. Further, our Board of Directors may not declare, pay or set aside any dividends on any class of our capital stock (other than the payment of dividends in-kind on our Series D preferred stock), without the approval of at least a majority of the outstanding shares of our Series D preferred stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2017:

●
on an actual basis; and

●
on an as-adjusted basis, giving effect to the sale of shares of our common stock in this offering at a public offering price of $          per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as-adjusted information below is illustrative only, and our capitalization following the closing of this offering may differ from that shown below based on the public offering price and other terms of this offering determined at pricing. You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere or incorporated by reference in this prospectus and our financial statements and related notes thereto, which are incorporated by reference in this prospectus.

	As of June 30, 2017
	Actual	As Adjusted
	(Unaudited) (in thousands, except share amounts)
Cash and cash equivalents	$543	$
Long-term debt	32,000	32,000
Stockholders’ equity:
Series D convertible preferred stock, $0.001 par value:
7,000,000 shares authorized, 1,838,927 shares issued and outstanding, actual; and 1,838,927 shares issued or outstanding, as adjusted	2	2
Common stock, $0.001 par value:
100,000,000 shares authorized, 12,558,891 shares issued and outstanding, actual; and shares issued and outstanding, as adjusted	13
Additional paid-in capital	44,958
Treasury stock (11,900 shares as of June 30, 2017)	(23)
Accumulated deficit	(10,637)
Total stockholders’ equity	34,313

Total capitalization	$66,313	$

The number of shares of common stock shown above is based on 12,558,891 shares issued and outstanding as of June 30, 2017, and excludes as of such date:

●
84,248 shares of our common stock issuable upon exercise of outstanding stock appreciation rights under our 2014 Plan, at a weighted-average exercise price of $12.10 per share;

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893,617 shares of our common stock issuable upon exercise of outstanding stock options under our 2014 Plan at a weighted-average exercise price of $2.56 per share;

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5,000 shares of our common stock issuable upon exercise of outstanding stock options under our 2006 Plan at a weighted-average exercise price of $103.20 per share;

●
942,816 shares of our common stock reserved for issuance under equity awards that may be granted under our 2014 Plan in the future; and

●
         shares of our common stock issuable upon conversion of the currently outstanding shares of Series D preferred stock assuming that the conversion price is adjusted to $          per share as a result of this offering.

BUSINESS

Overview

We are an independent Houston-based exploration and production company focused on acquiring, developing and exploring for conventional and unconventional oil and natural gas resources. Historically, our operations have focused on onshore properties located in central and southern Louisiana and southeastern Texas where we have a long history of drilling, developing and producing both oil and natural gas assets. More recently, we have begun acquiring acreage in Yoakum County, Texas, with plans to explore and develop oil and natural gas assets in the Permian Basin. Finally, we have operated positions in Kern County, California, and non-operated positions in the East Texas Woodbine and the Bakken Shale in North Dakota. Our common stock is listed on the NYSE American under the trading symbol “YUMA.”

Our average production for the year ended December 31, 2016 was 1,820 Boe/d and we estimate our production for the year ending December 31, 2017 to be approximately 2,400 to 2,800 Boe/d.

Recent Developments

Entry into the Permian Basin

We recently entered into the Permian Basin through a joint venture with two privately held energy companies and have established an Area of Mutual Interest, or AMI, covering approximately 33,280 acres in Yoakum County, Texas, located in the Northwest Shelf, or NWS, of the Permian Basin. The primary target within the AMI will be the San Andres formation, which has been one of the largest producing formations in Texas to date. We currently hold an 87.5% working interest in approximately 2,841 gross acres (2,486 net acres) within the AMI and intend to apply horizontal drilling technology to the San Andres formation which we believe will result in increased reserves and production on a per well basis. This activity is commonly referred to as the Horizontal San Andres Play, and in certain areas, referred to as a Residual Oil Zone, or ROZ, Play due to the presence of residual oil zone fairways with substantial recoverable hydrocarbon resources in place. We are the operator of the joint venture and intend on acquiring additional leases offsetting existing acreage. We intend to spud a joint venture well in the fourth quarter of 2017, as well as acquire additional acreage within the AMI using some of the proceeds of this offering.

Horizontal San Andres Overview. The Horizontal San Andres Play relies on the identification of residual oil zone fairways usually offsetting legacy conventional oil fields in the Permian Basin that have historically produced prodigious amounts of oil and natural gas, and applying today’s horizontal drilling and multi-frac completion technologies. Today, operators are using the latest horizontal drilling and completion technologies to economically access more of the reservoir, improve the ability of the wells to produce higher volumes of liquids, and recover hydrocarbons that were not economical to produce with vertical wells. Due to higher water saturations in these ROZ reservoirs – large volumes of produced water must be produced before oil can be recovered, therefore field level infrastructure is critical to the operation, including an integrated network of saltwater disposal systems, tank batteries, water lines and pipelines.

We have identified as many as 30 gross horizontal drilling locations that could be potentially drilled within our existing acreage, consisting of primarily one-mile lateral wells (5,500 feet true vertical depth or TVD). Depending on the success of our current lease acquisition efforts, some of those wells may be drilled as 1.5 mile lateral wells (5,500 feet TVD). We estimate that the costs to drill, complete and equip each of these wells is currently between $3.0 to $5.0 million. Based on the most recent data from surrounding analogous wells in the area, we expect a highest 30-Day average initial production rate (30-Day IP) of 300 Boe/d.

“Drilling locations” represent the number of locations that we currently estimate could potentially be drilled in this particular area estimated by well spacing assumptions applicable to that area. The actual number of locations drilled and quantities of oil and gas that may be ultimately recovered from our interests will likely differ substantially from our estimates. Challenges to our ability to fund the drilling of these potential locations are discussed under “Risk Factors.”

Sale of Certain Non-Core Oil and Gas Properties

On May 17, 2017 and effective as of January 1, 2017, we sold certain oil and natural gas properties for $5.5 million located in Brazos County, Texas known as the El Halcón property. Our El Halcón property consisted of an average working interest of approximately 8.5% (1,557 net acres) producing approximately 140 Boe/d net from 50 Eagle Ford wells and one Austin Chalk well.

Reincorporation Merger and Davis Merger

On October 26, 2016, Yuma Energy, Inc., a California corporation, or Yuma California, merged with and into our company resulting in the reincorporation from California to Delaware, or the Reincorporation Merger. In connection with the Reincorporation Merger, Yuma California converted each outstanding share of its 9.25% Series A Cumulative Redeemable Preferred Stock, no par value per share, or the Yuma California Series A Preferred Stock, into 35 shares of its common stock, no par value per share, or the Yuma California Common Stock, and then each share of Yuma California Common Stock was exchanged for one-twentieth of one share of common stock, $0.001 par value per share, of the Company, or the common stock. Immediately after the Reincorporation Merger on October 26, 2016, a wholly owned subsidiary of our company merged, or the Davis Merger, with and into Davis Petroleum Acquisition Corp., a Delaware corporation, or Davis, in exchange for approximately 7,455,000 shares of common stock and 1,754,179 shares of Series D Convertible preferred stock, $0.001 par value per share, or the Series D preferred stock. The Series D preferred stock had an aggregate liquidation preference of approximately $19.4 million and a conversion rate of $11.0741176 per share at the closing of the Davis Merger, and will be paid dividends in the form of additional shares of Series D preferred stock at a rate of 7% per annum. As a result of the Davis Merger, the former holders of Davis common stock received approximately 61.1% of the then outstanding common stock of the Company and thus acquired voting control. Although the Company was the legal acquirer, for financial reporting purposes the Davis Merger was accounted for as a reverse acquisition of the Company by Davis.

As part of the closing of the Davis Merger, we entered into a registration rights agreement, or the Registration Rights Agreement, with Sam L. Banks, RMCP PIV DPC, LP, RMCP PIV DPC II, LP, Davis Petroleum Investment, LLC, Sankaty Davis, LLC, Paul-ECP2 Holdings, LP, HarbourVest Partners VIII – Buyout Fund L.P., Dover Street VII L.P., Michael S. Reddin, Thomas E. Hardisty, Susan J. Davis, Gregory P. Schneider, and Steven Enger, or the Stockholders, pursuant to which we agreed to register, at our cost, with the SEC the resale of the common stock issued to such holders of common stock and the common stock issued upon conversion of the Series D preferred stock. We filed a shelf registration statement, or the Shelf Registration Statement, with the SEC on June 7, 2017 and which was declared effective by the SEC on June 23, 2017. The Stockholders may request registration no more than three times during any twelve (12) consecutive months, of shares having an estimated offering price of greater than $5.0 million. No request may be made after the fourth anniversary of the effectiveness of the Shelf Registration Statement. In addition, if we file a registration statement within four years of the effectiveness of the Shelf Registration Statement, we must offer to the Stockholders the opportunity to include the resale of their shares in the registration statement, subject to customary qualifications and limitations.

Subsequent to the Davis Merger, Ben T. Morris resigned from our Board of Directors and Stuart E. Davies, Neeraj Mital and J. Christopher Teets were appointed to our Board of Directors and Richard K. Stoneburner became the Non-Executive Chairman of our Board of Directors. Sam L. Banks continues to serve as Director, President and Chief Executive Officer, and James W. Christmas and Frank A. Lodzinski also continue to serve as directors. Subsequent to the Davis Merger, on December 20, 2016, Mr. Davies resigned from our Board of Directors.

Preferred Stock

As of September 12, 2017, we had 1,838,927 shares of our Series D preferred stock outstanding with an aggregate liquidation preference of approximately $20.4 million and a conversion rate of $11.0741176 per share. The Series D preferred stock is paid dividends in the form of additional shares of Series D preferred stock at a rate of 7% per annum. After this offering and assuming a public offering price of $          per share of common stock, we estimate that the conversion price of the Series D preferred stock will be adjusted to $          , resulting in the issuance of approximately          shares of common stock if all of the outstanding shares of Series D preferred stock were converted.

Senior Credit Agreement

On October 26, 2016, we and three of our subsidiaries, as the co-borrowers, entered into a credit agreement providing for a $75.0 million three-year senior secured revolving credit facility, or the credit agreement, with Société Générale, or SocGen, as administrative agent, SG Americas Securities, LLC, or SG Americas, as lead arranger and bookrunner, and the lenders signatory thereto, or collectively with SocGen, the Lender.

             The borrowing base of the credit facility was reaffirmed on September 8, 2017 at $40.5 million with our next redetermination scheduled for April 1, 2018. The borrowing base is generally subject to redetermination on April 1st and October 1st of each year, as well as special redeterminations described in the credit agreement. The amounts borrowed under the credit agreement bear annual interest rates at either (a) the London Interbank Offered Rate plus 3.00% to 4.00% or (b) the prime lending rate of SocGen plus 2.00% to 3.00%, depending on the amount borrowed under the credit facility and whether the loan is drawn in U.S. dollars or Euro dollars. Principal amounts outstanding under the credit facility are due and payable in full at maturity on October 26, 2019. All of the obligations under the credit agreement, and the guarantees of those obligations, are secured by substantially all of our assets. Additional payments due under the credit agreement include paying a commitment fee to the Lender in respect of the unutilized commitments thereunder. The commitment rate is 0.50% per year of the unutilized portion of the borrowing base in effect from time to time. We are also required to pay customary letter of credit fees.

The credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to incur additional indebtedness, create liens on assets, make investments, enter into sale and leaseback transactions, pay dividends and distributions or repurchase our capital stock, engage in mergers or consolidations, sell certain assets, sell or discount any notes receivable or accounts receivable, and engage in certain transactions with affiliates.

Operating Outlook

Since 2014, the oil and natural gas industry has experienced significant decreases in commodity prices driven by supply and demand imbalances for oil internationally and for natural gas in the United States. The decline in commodity prices and global economic conditions have continued into 2017, and low commodity prices may exist for an extended period of time.

It is too early to fully assess the short and long-term effects of Hurricane Harvey. We believe our properties should be largely unaffected by the hurricane except for transportation and refining facilities in the eastern gulf coast of Texas.

We plan to continue our disciplined approach in 2017 by emphasizing liquidity and value, enhancing operational efficiencies, and managing capital expenses. We will continue to evaluate the oil and natural gas price environments and may adjust our capital spending plans, capital raising activities, and strategic alternatives (including possible asset sales) to maintain appropriate liquidity and financial flexibility.

Business Strategy

Due to the continued low commodity price environment and our belief that uncertainty remains with respect to commodity prices in 2017, we have adjusted our capital spending plans in our historical properties to be limited to within our cash flow, which is expected to increase in 2017 as a result of the Davis Merger and a decrease in general and administrative costs on a per barrel basis. We will be focused on lower risk and lower cost opportunities that are expected to have higher returns to maintain our production and cash flow. However, with our entry into the Permian Basin, we expect to spend excess funds on leasehold acquisition and the initial drilling of our production and disposal wells. Based upon our initial results we may re-allocate our internally generated cash flow to further develop these properties, and continue to expand our acreage position within the Permian Basin, pursuing similar Horizontal San Andres or ROZ opportunities.

The key elements of our business strategy are:

●
seek operating scale, through merger, acquisition, and joint venture opportunities to increase our liquidity, as well as reduce our general and administrative on a per Boe basis;

●
transition existing inventory of non-producing and undeveloped reserves into oil and natural gas production;

●
add selectively to project inventory through ongoing prospect generation, exploration and strategic acquisitions; and

●
retain a greater percentage working interest in, and operatorship of, our projects going forward.

Our core competencies include oil and natural gas operating activities and expertise in generating and developing:

●
unconventional oil and natural gas resource plays;

●
onshore liquids-rich prospects through the use of 3-D seismic surveys; and

●
identification of high impact deep onshore prospects located beneath known producing trends through the use of 3-D seismic surveys.

 Our Key Strengths and Competitive Advantages

We believe the following are our key strengths and competitive advantages:

●
Extensive technical knowledge and history of operations in the Gulf Coast region. We believe our extensive understanding of the geology and experience in interpreting well control, core and 3-D seismic data in this area provides us with a competitive advantage in exploring and developing projects in the Gulf Coast region. We have cultivated amicable and mutually beneficial relationships with acreage owners in this region and adjacent oil and natural gas operators, which generally provides for effective leasing and development activities.

●
In-house technical expertise in 3-D seismic programs. We design and generate in-house 3-D seismic survey programs on many of our projects. By controlling the 3-D seismic program from field acquisition through seismic processing and interpretation, we gain a competitive advantage through proprietary knowledge of the project.

●
Liquids-rich, quality assets with attractive economics. Our assets and potential future drilling locations are primarily in oil plays with associated liquids-rich natural gas.

●
Diversified portfolio of producing and non-producing assets. Our current portfolio of producing and non-producing assets covers a large area within the Gulf Coast, south and east Texas, the Bakken/Three Forks shale in North Dakota, along with shallow oil fields in central and southern California.

●
Company operated assets. In order to maintain better control over our assets, we have established a leasehold position comprised primarily of assets where we are the operator. By controlling operations, we are able to dictate the pace of development and better manage the cost, type, and timing of exploration and development activities.

●
Experienced management team. We have a highly qualified management team with many years of industry experience, including extensive experience in the Louisiana and Texas Gulf Coast, south and east Texas, and most of the other oil and natural gas producing regions of the United States. Our exploration team has substantial expertise in the design, acquisition, processing and interpretation of 3-D seismic surveys, our experienced operations team allows for efficient turnaround from project identification, to drilling, to production, and our engineering and geoscience teams have considerable experience evaluating both conventional and unconventional opportunities in existing and prospective trends.

●
Experienced board of directors. Our directors have substantial experience managing successful public companies and realizing value for investors through the development, acquisition and monetization of both conventional and unconventional oil and natural gas assets.

Description of Major Properties

We are the operator of properties containing approximately 60% of our proved oil and natural gas reserves as of December 31, 2016. As operator, we are able to directly influence exploration, development and production operations. Our producing properties have reasonably predictable production profiles and cash flows, subject to commodity price fluctuations, and have provided a foundation for our technical staff to pursue the development of our undeveloped acreage, further develop our existing properties and also generate new projects that we believe have the potential to increase shareholder value.

As is common in the industry, we participate in non-operated properties and investments on a selective basis; our non-operating participation decisions are dependent on the technical and economic nature of the projects and the operating expertise and financial standing of the operators. The following is a description of our significant oil and natural gas properties.

South Louisiana

We have operated and non-operated assets in many of the prolific oil and natural gas producing parishes of south Louisiana including Cameron, Jefferson Davis, LaFourche, Livingston, St. Helena, St. Bernard, and Vermilion parishes. As of December 31, 2016, we had working interests in fifteen fields in south Louisiana of which we operate nine with an average operated working interest of 59.1%. The acreage associated with these leasehold positions is comprised of 28,158 gross acres and 10,969 net acres. The associated assets produce from a variety of conventional formations with oil, natural gas, and natural gas liquids from depths of approximately 5,500 feet to almost 19,000 feet. The formations include the Lower Miocene, CibCarst, Dibert, Wilcox, Marg Tex, Het 1A, Tuscaloosa, Miocene Siphonina, and Lower Planulina Cris R sands. This diversified mix of assets results in predictable and well-diversified production profiles. The collective production from this area averaged approximately 56.2 MMcf/d of natural gas and 2,046 Bbl/d of oil gross (10.0 MMcf/d and 520 Bbl/d net) during the month of June 2017. Our inventory of future development opportunities includes proved, probable and possible reserves and prospective resources consisting of behind pipe recompletions, artificial lift installations, workovers, sidetracks of existing wells and new well drilling opportunities.

Our two largest fields in south Louisiana, based on estimated proved reserve value, are described below.

Lac Blanc Field, Vermilion Parish, Louisiana – We are the operator of the Lac Blanc Field which is comprised of 1,744 gross acres and 1,090 net acres and where two wells, the SL 18090 #1 (62.5% working interest) and the SL 18090 #2 (100% working interest), are producing from the Miocene Siphonina D-1 sand (18,700 feet sand). The field averaged approximately 8.8 MMcf/d of natural gas and 140 Bbl/d of oil gross (4.5 MMcf/d and 71 Bbl/d net) during the month of June 2017.

Bayou Hebert Field, Vermilion Parish, Louisiana – We have a 12.5% non-operated working interest in the Bayou Hebert Field, which is comprised of approximately 1,600 gross acres and 200 net acres with three wells completed in the Lower Planulina Cris R sands.  In mid-December 2016, the operator recompleted the lowest well on the structure, the Thibodeaux No. 1 well, from the Cris R “C” zone up hole to the Cris R “B” zone. The field averaged approximately 44.6 MMcf/d of natural gas and 837 Bbl/d of oil gross (4.0 MMcf/d and 75 Bbl/d net) during the month of June 2017. Future development opportunities include behind pipe recompletions and sidetracking an existing wellbore for proved and non-proved reserves.

Southeast Texas

We have operated and non-operated assets in southeast Texas containing both conventional and unconventional properties located in Jefferson and Madison counties. As of December 31, 2016, we had working interests in two fields, one of which we operated with an average working interest of 47.4%, and on the non-operated field, we have a working interest of 23.4%. The acreage associated with these leasehold positions consist of 29,220 gross acres and 1,554 net acres, which excludes 1,557 net acres known as the El Halcón property that we sold in May 2017 and as discussed above. The unconventional assets are developed primarily with horizontal wells in the tight Woodbine sands producing oil, natural gas, and natural gas liquids from depths of approximately 8,000 feet to 9,000 feet. Typical development wells are drilled horizontally with lateral sections ranging from approximately 4,500 feet to 7,500 feet in length where multi-stage fracturing technology is employed. Collective production from this area averaged approximately 4.0 MMcf/d of natural gas and 219 Bbl/d of oil gross (750 Mcf/d and 42 Bbl/d net) during the month of June 2017. Future development opportunities include the drilling of proved and non-proved reserves, the development of which will be influenced largely by future oil and natural gas commodities prices.

California

We have legacy assets in Kern County, California. As of June 30, 2017, we had a 100% working interest in seven conventional fields with a leasehold position comprised of 1,192 gross acres inclusive of 263 fee or minerals only acres. These properties produce oil from a variety of conventional formations including the Pliocene, Miocene, Oligocene, and Eocene from depths ranging from approximately 800 feet to 6,300 feet and are characterized by long-life shallow decline production profiles. For the month ended June 30, 2017, production from our California assets averaged approximately 110 Bbls of oil per day gross (88 Bbl/d net). Future development opportunities include behind pipe recompletions, artificial lift installations, and new well drilling opportunities of proved and non-proved reserves.

North Dakota

We have non-operated working interests in the Bakken Play in McKenzie County, North Dakota. As of December 31, 2016, we had an approximate 5.2% average working interest in two fields that together include 18,553 gross acres (706 net acres). Oil, natural gas, and natural gas liquids are produced from depths of approximately 8,000 feet from wells drilled horizontally with lateral lengths ranging from approximately 5,000 feet to 10,000 feet and completed with multi-stage fracturing technology. For the month ended June 30, 2017, gross production from these assets averaged 318 Bbl/d of oil gross and 286 Mcf/d of natural gas (13 Bbl/d net and 12 Mcf/d). Future development opportunities include the drilling of non-proved reserves, the development of which will be influenced largely by future oil and natural gas commodities prices.

Oil and Natural Gas Reserves

All of our oil and natural gas reserves are located in the United States. The reserve estimates have been prepared by Netherland, Sewell & Associates, Inc., or NSAI, an independent petroleum engineering firm. We have no long-term supply or similar agreements with foreign governments or authorities. We did not provide any reserve information to any federal agencies in 2016 other than to the SEC.

Estimated Proved Reserves

The table below summarizes our estimated proved reserves at December 31, 2016 based on reports prepared by NSAI. In preparing these reports, NSAI evaluated 100% of our properties at December 31, 2016. For more information regarding our independent reserve engineers, please see Independent Reserve Engineers below. The information in the following table does not give any effect to or reflect our commodity derivatives.

	Oil (MBbls)	Natural Gas Liquids (MBbls)	Natural Gas (MMcf)	Total (MBoe)(1)	Present Value Discounted at 10% ($ in thousands) (2)
Proved developed (3)
Lac Blanc Field (4)	266	600	10,341	2,589	21,802
Bayou Hebert Field (4)	171	306	7,965	1,805	19,888
Other	1,766	155	3,613	2,523	25,627
Total proved developed	2,203	1,061	21,919	6,917	67,317
Proved undeveloped (3)
Lac Blanc Field(4)	-	-	-	-	-
Bayou Hebert Field (4)	-	-	-	-	-
Other	773	287	2,060	1,404	6,283
Total proved undeveloped	773	287	2,060	1,404	6,283
Total proved (3)	2,976	1,348	23,979	8,321	73,600

(1)
Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent (Boe).

(2)
Present Value Discounted at 10%, or PV10, is a Non-GAAP measure that differs from the GAAP measure “standardized measure of discounted future net cash flows” in that PV10 is calculated without regard to future income taxes. Management believes that the presentation of the PV10 value is relevant and useful to investors because it presents the estimated discounted future net cash flows attributable to our estimated proved reserves independent of our income tax attributes, thereby isolating the intrinsic value of the estimated future cash flows attributable to our reserves. Because many factors that are unique to each individual company impact the amount of future income taxes to be paid, we believe the use of a pre-tax measure provides greater comparability of assets when evaluating companies. For these reasons, management uses, and believes the industry generally uses, the PV10 measure in evaluating and comparing acquisition candidates and assessing the potential return on investment related to investments in oil and natural gas properties. PV10 includes estimated abandonment costs less salvage. PV10 does not necessarily represent the fair market value of oil and natural gas properties.

PV10 is not a measure of financial or operational performance under GAAP, nor should it be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP. The table below titled “Non-GAAP Reconciliation” provides a reconciliation of PV10 to the standardized measure of discounted future net cash flows.

Non-GAAP Reconciliation ($ in thousands)

The following table reconciles our direct interest in oil, natural gas and natural gas liquids reserves as of December 31, 2016:

Present value of estimated future net revenues (PV10)	73,600
Future income taxes discounted at 10%	-
Standardized measure of discounted future net cash flows	73,600

(3)
Proved reserves were calculated using prices equal to the twelve-month unweighted arithmetic average of the first-day-of-the-month prices for each of the preceding twelve months, which were $42.75 per Bbl (WTI) and $2.48 per MMBtu (HH), for the year ended December 31, 2016. Adjustments were made for location and grade.

(4)
Our Lac Blanc Field and Bayou Hebert Field were our only fields that each contained 15% or more of our estimated proved reserves as of December 31, 2016.

Proved Undeveloped Reserves

At December 31, 2016, our estimated proved undeveloped (“PUD”) reserves were approximately 1,404 MBoe. The following table details the changes in PUD reserves for the year ended December 31, 2016 (in MBoe):

Beginning proved undeveloped reserves at January 1, 2016	1,731
Undeveloped reserves transferred to developed	(325)
Purchases of minerals-in-place	6,379
Extensions and discoveries	83
Production	-
Revisions	(6,464)
Proved undeveloped reserves at December 31, 2016	1,404

From January 1, 2016 to December 31, 2016, our PUD reserves decreased 327 MBoe, or 19%, from 1,731 MBoe to 1,404 MBoe. Reserves of 325 MBoe were moved from the PUD reserve category to the proved developed producing category through the drilling of the EE Broussard 1 Het 1 well in the Cameron Canal field. We incurred approximately $6.3 million in capital expenditures during the year ended December 31, 2016 in converting this well to the proved developed reserve category. We acquired 6,379 MBoe through purchases of minerals-in-place as a result of the Davis Merger, and added 83 MBoe through extensions of existing discoveries in our Kern County, California assets. The remaining change to our year-end 2016 PUDs of 6,464 MBoe was a result of downward revisions due to price of 70 MBoe, and downward revisions due to removing 6,394 MBoe of primarily Masters Creek Field undeveloped reserves. We elected not to extend our Masters Creek acreage associated with these reserves because of the depressed price environment and our inability to attract a joint venture partner. As of December 31, 2016, we plan to drill all of our PUD drilling locations within five years from the date they were initially recorded.

Uncertainties are inherent in estimating quantities of proved reserves, including many risk factors beyond our control. Reserve engineering is a subjective process of estimating subsurface accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and the interpretation thereof. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of the estimates, as well as economic factors such as change in product prices, may require revision of such estimates. Accordingly, oil and natural gas quantities ultimately recovered will vary from reserve estimates.

Technology Used to Establish Reserves

Under SEC rules, proved reserves are those quantities of oil and natural gas that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, under existing economic conditions, operating methods and government regulations. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

To establish reasonable certainty with respect to our estimated proved reserves, NSAI employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our reserves include, but are not limited to, electrical logs, radioactivity logs, core analyses, geologic maps and available downhole and production data, seismic data and well test data. Reserves attributable to producing wells with sufficient production history were estimated using appropriate decline curves or other performance relationships. Reserves attributable to producing wells with limited production history and for undeveloped locations were estimated using both volumetric estimates and performance from analogous wells in the surrounding area. These wells were considered to be analogous based on production performance from the same formation and completion using similar techniques.

Independent Reserve Engineers

We engaged NSAI to prepare our annual reserve estimates and have relied on NSAI’s expertise to ensure that our reserve estimates are prepared in compliance with SEC guidelines. NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. Within NSAI, the technical persons primarily responsible for preparing the estimates set forth in the NSAI reserves report incorporated herein are G. Lance Binder and Philip R. Hodgson. Mr. Binder has been practicing consulting petroleum engineering at NSAI since 1983. Mr. Binder is a Registered Professional Engineer in the State of Texas (No. 61794) and has over 30 years of practical experience in petroleum engineering, with over 30 years of experience in the estimation and evaluation of reserves. He graduated from Purdue University in 1978 with a Bachelor of Science degree in Chemical Engineering. Mr. Hodgson has been practicing consulting petroleum geology at NSAI since 1998. Mr. Hodgson is a Licensed Professional Geoscientist in the State of Texas, Geology (No. 1314) and has over 30 years of practical experience in petroleum geosciences. He graduated from University of Illinois in 1982 with a Bachelor of Science Degree in Geology and from Purdue University in 1984 with a Master of Science Degree in Geophysics. Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

Our President and Chief Operating Officer is the person primarily responsible for overseeing the preparation of our internal reserve estimates and for overseeing the independent petroleum engineering firm during the preparation of our reserve report. He has a Bachelor of Science degree in Petroleum Engineering and over 30 years of industry experience, with 20 years or more of experience working as a reservoir engineer, reservoir engineering manager, or reservoir engineering executive. His professional qualifications meet or exceed the qualifications of reserve estimators and auditors set forth in the “Standards Pertaining to Estimation and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers. The President and Chief Operating Officer reports directly to our Chief Executive Officer.

Internal Control over Preparation of Reserve Estimates

We maintain adequate and effective internal controls over our reserve estimation process as well as the underlying data upon which reserve estimates are based. The primary inputs to the reserve estimation process are technical information, financial data, ownership interest, and production data. The relevant field and reservoir technical information, which is updated annually, is assessed for validity when our independent petroleum engineering firm has technical meetings with our engineers, geologists, and operations and land personnel. Current revenue and expense information is obtained from our accounting records, which are subject to external quarterly reviews, annual audits and our own set of internal controls over financial reporting. All current financial data such as commodity prices, lease operating expenses, production taxes and field-level commodity price differentials are updated in the reserve database and then analyzed to ensure that they have been entered accurately and that all updates are complete. Our current ownership in mineral interests and well production data are also subject to our internal controls over financial reporting, and they are incorporated in our reserve database as well and verified internally by us to ensure their accuracy and completeness. Once the reserve database has been updated with current information, and the relevant technical support material has been assembled, our independent engineering firm meets with our technical personnel to review field performance and future development plans in order to further verify the validity of estimates. Following these reviews, the reserve database is furnished to NSAI so that it can prepare its independent reserve estimates and final report. The reserve estimates prepared by NSAI are reviewed and compared to our internal estimates by our Chief Operating Officer and our reservoir engineering staff. Material reserve estimation differences are reviewed between NSAI’s reserve estimates and our internally prepared reserves on a case-by-case basis. An iterative process is performed between NSAI and us, and additional data is provided to address any differences. If the supporting documentation will not justify additional changes, the NSAI reserves are accepted. In the event that additional data supports a reserve estimation adjustment, NSAI will analyze the additional data, and may make changes it deems necessary. Additional data is usually comprised of updated production information on new wells. Once the review is completed and all material differences are reconciled, the reserve report is finalized and our reserve database is updated with the final estimates provided by NSAI. Access to our reserve database is restricted to specific members of our reservoir engineering department and management.

Production, Average Price and Average Production Cost

The net quantities of oil, natural gas and natural gas liquids produced and sold by us for each of the years ended December 31, 2016 and 2015, the average sales price per unit sold and the average production cost per unit are presented below.

	Years Ended December 31,
	2016	2015
Production volumes:
Crude oil and condensate (Bbls)	172,003	209,545
Natural gas (Mcf)	2,326,400	2,547,300
Natural gas liquids (Bbls)	104,689	129,670
Total (Boe) (1)	664,425	763,765
Average prices realized:
Crude oil and condensate (per Bbl)	$42.21	$46.92
Natural gas (per Mcf)	$2.45	$2.63
Natural gas liquids (per Bbl)	$17.33	$17.01
Production cost per Boe (2)	$5.98	$8.10

(1)
Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent (Boe).

(2)
Excludes ad valorem taxes (which are included in lease operating expenses on our Consolidated Statements of Operations in the Consolidated Financial Statements incorporated herein by reference) and severance taxes, totaling $1,588,798 and $1,452,738 in fiscal years 2016, and 2015, respectively.

Our interests in Lac Blanc Field and Bayou Hebert Field represented 31.1% and 21.7%, respectively, of our total proved reserves as of December 31, 2016. Our interests in Lac Blanc Field represented 46.0% of our total proved reserves as of December 31, 2015. No other single field accounted for 15% or more of our proved reserves as of December 31, 2016 and 2015.

The net quantities of oil, natural gas and natural gas liquids produced and sold by us for the years ended December 31, 2016 and 2015, the average sales price per unit sold and the average production cost per unit for our Lac Blanc field are presented below.

	Years Ended December 31,
Lac Blanc Field	2016	2015
Production volumes:
Crude oil and condensate (Bbls)	22,111	37,278
Natural gas (Mcf)	1,069,325	1,703,825
Natural gas liquids (Bbls)	56,005	41,336
Total (Boe) (1)	256,337	362,585
Average prices realized:
Crude oil and condensate (per Bbl)	$41.46	$50.27
Natural gas (per Mcf)	$2.43	$2.72
Natural gas liquids (per Bbl)	$18.75	$28.14
Production cost per Boe (2)	$6.37	$4.53

(1)
Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent (Boe).
(2)
Excludes ad valorem taxes (which are included in lease operating expenses on our Consolidated Statements of Operations in the Consolidated Financial Statements incorporated herein by reference) and severance taxes, totaling $412,372 and $681,437 in fiscal years 2016 and 2015, respectively.

The net quantities of oil, natural gas and natural gas liquids produced and sold by us for the year ended December 31, 2016, the average sales price per unit sold and the average production cost per unit for our Bayou Hebert field are presented below.

Year Ended December 31,
Bayou Hebert Field	2016
Production volumes:
Crude oil and condensate (Bbls)	4,401
Natural gas (Mcf)	177,756
Natural gas liquids (Bbls)	5,553
Total (Boe) (1)	39,580
Average prices realized:
Crude oil and condensate (per Bbl)	$47.41
Natural gas (per Mcf)	$3.01
Natural gas liquids (per Bbl)	$22.72
Production cost per Boe (2)	$6.48

(1)
Barrels of oil equivalent have been calculated on the basis of six thousand cubic feet (Mcf) of natural gas equal to one barrel of oil equivalent (Boe).
(2)
Excludes severance taxes and ad valorem taxes in lease operating expenses, totaling $308,338 in 2016.

Gross and Net Productive Wells

As of December 31, 2016, our total gross and net productive wells were as follows:

Oil (1)		Natural Gas (1)		Total (1)
Gross	Net	Gross	Net	Gross	Net
Wells	Wells	Wells	Wells	Wells	Wells
207	118	58	8	265	126

(1)
A gross well is a well in which a working interest is owned. The number of net wells represents the sum of fractions of working interests we own in gross wells. Productive wells are producing wells plus shut-in wells we deem capable of production. Horizontal re-entries of existing wells do not increase a well total above one gross well. We have working interests in 10 gross wells with completions into more than one productive zone; in the table above, these wells with multiple completions are only counted as one gross well.

Gross and Net Developed and Undeveloped Acres

As of December 31, 2016, we had total gross and net developed and undeveloped leasehold acres as set forth below. The developed acreage is stated on the basis of spacing units designated or permitted by state regulatory authorities. Gross acres are those acres in which a working interest is owned. The number of net acres represents the sum of fractional working interests we own in gross acres.

	Developed		Undeveloped		Total
State	Gross	Net	Gross	Net	Gross	Net
Louisiana	20,023	3,833	8,135	7,136	28,158	10,969
North Dakota	18,553	706	-	-	18,553	706
Texas	43,710	2,756	3,017	355	46,727	3,111
Oklahoma	2,000	79	-	-	2,000	79
California	1,342	1,342	-	-	1,342	1,342
Wyoming	7,360	3	-	-	7,360	3
Total	92,988	8,719	11,152	7,491	104,140	16,210

As of December 31, 2016, we had leases representing 7,436 net acres (none of which were in the Lac Blanc or Bayou Herbert Fields) expiring in 2017; 55 net acres (none of which were in the Lac Blanc or Bayou Herbert Fields) expiring in 2018; and -0- net acres expiring in 2019 and beyond. We believe that our current and future drilling plans, along with selected lease extensions, can address the majority of the leases expiring in 2017 and beyond.

Exploratory Wells and Development Wells

Set forth below for the years ended December 31, 2016 and 2015 is information concerning our drilling activity during the years indicated.

	Net Exploratory		Net Development		Total Net Productive
	Wells Drilled		Wells Drilled		and Dry Wells
Year	Productive	Dry	Productive	Dry	Drilled
2016	-	-	1.0	-	1.0
2015	0.3	-	0.2	-	0.5

Present Activities

At September 12, 2017, we had -0- gross (-0- net) wells in the process of drilling or completing.

Supply Contracts or Agreements

Crude oil and condensate are sold through month-to-month evergreen contracts. The price is tied to an index or a weighted monthly average of posted prices with certain adjustments for gravity, Basic Sediment and Water, or BS&W, and transportation. Generally, the index or posting is based on WTI and adjusted to LLS or HLS. Pricing for our California properties is based on an average of specified posted prices, adjusted for gravity, transportation, and for one field, a market differential.

Our natural gas is sold under multi-year contracts with pricing tied to either first of the month index or a monthly weighted average of purchaser prices received. Natural gas liquids are also sold under multi-year contacts usually tied to the related natural gas contract. Pricing is based on published prices for each product or a monthly weighted average of purchaser prices received.

Competition

The domestic oil and natural gas business is intensely competitive in the exploration for and acquisition of leasehold interests, reserves and in the producing and marketing of oil and natural gas production. Our competitors include national oil companies, major oil and natural gas companies, independent oil and natural gas companies, drilling partnership programs, individual producers, natural gas marketers, and major pipeline companies, as well as participants in other industries supplying energy and fuel to consumers. Many of our competitors are large, well-established companies. They likely are able to pay more for seismic information and lease rights on oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate oil and gas related transactions in a highly competitive environment.

Other Business Matters

Major Customers

During the years ended December 31, 2016 and 2015, sales to five customers accounted for approximately 78% and sales to four customers accounted for approximately 84%, respectively, of our total revenues.

We believe there are adequate alternate purchasers of our production such that the loss of one or more of the above purchasers would not have a material adverse effect on our results of operations or cash flows.

Seasonality of Business

Weather conditions affect the demand for, and prices of, natural gas and can also delay oil and natural gas drilling activities, disrupting our overall business plans. Demand for natural gas is typically higher during the winter, resulting in higher natural gas prices for our natural gas production during our first and fourth fiscal quarters. Due to these seasonal fluctuations, our results of operations for individual quarterly periods may not be indicative of the results that we may realize on an annual basis.

Operational Risks

Oil and natural gas exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that we will discover or acquire additional oil and natural gas in commercial quantities. Oil and natural gas operations also involve the risk that well fires, blowouts, equipment failure, human error and other events may cause accidental leakage or spills of toxic or hazardous materials, such as petroleum liquids or drilling fluids into the environment, or cause significant injury to persons or property. In such event, substantial liabilities to third parties or governmental entities may be incurred, the satisfaction of which could substantially reduce our available cash and possibly result in loss of oil and natural gas properties. Such hazards may also cause damage to or destruction of wells, producing formations, production facilities and pipeline or other processing facilities.

As is common in the oil and natural gas industry, we do not insure fully against all risks associated with our business either because such insurance is not available or because we believe the premium costs are prohibitive. A loss not fully covered by insurance could have a material effect on our operating results, financial position and cash flows. For further discussion of these risks see “Risk Factors.”

Title to Properties

We believe that the title to our oil and natural gas properties is good and defensible in accordance with standards generally accepted in the oil and natural gas industry, subject to such exceptions which, in our belief, are not so material as to detract substantially from the use or value of such properties. Our properties are typically subject to, in one degree or another, one or more of the following:

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royalties and other burdens and obligations, express or implied, under oil and natural gas leases;

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overriding royalties and other burdens created by us or our predecessors in title;

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a variety of contractual obligations (including, in some cases, development obligations) arising under operating agreements, farmout agreements, production sales contracts and other agreements that may affect the properties or their titles;

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back-ins and reversionary interests existing under purchase agreements and leasehold assignments;

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liens that arise in the normal course of operations, such as those for unpaid taxes, statutory liens securing obligations to unpaid suppliers and contractors and contractual liens under operating agreements, as well as pooling, unitization and communitization agreements, declarations and orders; and

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easements, restrictions, rights-of-way and other matters that commonly affect property.

To the extent that such burdens and obligations affect our rights to production revenues, they have been taken into account in calculating our net revenue interests and in estimating the size and value of our reserves. We believe that the burdens and obligations affecting our properties are conventional in the industry for properties of the kind that we own.

Regulations

All of the jurisdictions in which we own or operate producing oil and natural gas properties have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the plugging and abandonment of wells. Our operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of oil and natural gas properties, as well as regulations that generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the establishment of maximum allowable rates of production from fields and individual wells. Our operations are also subject to various conservation laws and regulations. These laws and regulations govern the size of drilling and spacing units, the density of wells that may be drilled in oil and natural gas properties and the unitization or pooling of oil and natural gas properties. In this regard, some states allow the forced pooling or integration of land and leases to facilitate exploration while other states rely primarily or exclusively on voluntary pooling of land and leases. In areas where pooling is primarily or exclusively voluntary, it may be difficult to form spacing units and therefore difficult to develop a project if the operator owns less than 100% of the leasehold. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas, and impose specified requirements regarding the ratability of production. On some occasions, local authorities have imposed moratoria or other restrictions on exploration and production activities pending investigations and studies addressing potential local impacts of these activities before allowing oil and natural gas exploration and production to proceed.

The effect of these regulations is to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing. Failure to comply with applicable laws and regulations can result in substantial penalties. The regulatory burden on the industry increases the cost of doing business and affects profitability. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

Environmental Regulations

Our operations are subject to stringent federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to health and safety or the protection of the environment. Numerous governmental agencies, such as the United States Environmental Protection Agency, commonly referred to as the EPA, issue regulations to implement and enforce these laws, which often require difficult and costly compliance measures. Among other things, environmental regulatory programs typically govern the permitting, construction and operation of a well or production related facility. Many factors, including public perception, can materially impact the ability to secure an environmental construction or operation permit. Failure to comply with environmental laws and regulations may result in the assessment of substantial administrative, civil and criminal penalties, as well as the issuance of injunctions limiting or prohibiting our activities. In addition, some laws and regulations relating to protection of the environment may, in certain circumstances, impose strict liability for environmental contamination, which could result in liability for environmental damages and cleanup costs without regard to negligence or fault on our part.

Beyond existing requirements, new programs and changes in existing programs, may address various aspects of our business including oil and natural gas exploration and production, air emissions, waste management, and underground injection of waste material. Environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a material adverse effect on our financial condition and results of operations. The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance in the future may have a material adverse impact on our capital expenditures, earnings and competitive position.

Hazardous Substances and Wastes

The federal Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA or the Superfund law, and comparable state laws impose liability, without regard to fault, on certain classes of persons that are considered to be responsible for the release of a hazardous substance into the environment. These persons may include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of hazardous substances that have been released at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the costs of some health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

Under the federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, referred to as RCRA, most wastes generated by the exploration and production of oil and natural gas are not regulated as hazardous waste. Periodically, however, there are proposals to lift the existing exemption for oil and natural gas wastes and reclassify them as hazardous wastes or subject them to enhanced solid waste regulation. If such proposals were to be enacted, they could have a significant impact on our operating costs and on those of all the industry in general. In the ordinary course of our operations moreover, some wastes generated in connection with our exploration and production activities may be regulated as solid waste under RCRA, as hazardous waste under existing RCRA regulations or as hazardous substances under CERCLA. From time to time, releases of materials or wastes have occurred at locations we own or at which we have operations. These properties and the materials or wastes released thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we have been and may be required to remove or remediate such materials or wastes.

Water Discharges

Our operations are also subject to the federal Clean Water Act and analogous state laws. Under the Clean Water Act, the EPA has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, or seek coverage under a general permit. Some of our properties may require permits for discharges of storm water runoff. We believe that we will be able to obtain, or be included under, these permits, where necessary, and make minor modifications to existing facilities and operations that would not have a material effect on us. The Clean Water Act and similar state acts regulate other discharges of wastewater, oil, and other pollutants to surface water bodies, such as lakes, rivers, wetlands, and streams. Failure to obtain permits for such discharges could result in civil and criminal penalties, orders to cease such discharges, and costs to remediate and pay natural resources damages. These laws also require the preparation and implementation of Spill Prevention, Control, and Countermeasure Plans in connection with on-site storage of significant quantities of oil. In the event of a discharge of oil into U.S. waters, we could be liable under the Oil Pollution Act for clean-up costs, damages and economic losses.

Our oil and natural gas production also generates salt water, which we dispose of by underground injection. The federal Safe Drinking Water Act, or the SDWA, the Underground Injection Control, or the UIC, regulations promulgated under the SDWA and related state programs regulate the drilling and operation of salt water disposal wells. The EPA directly administers the UIC program in some states, and in others it is delegated to the state for administering. Permits must be obtained before drilling salt water disposal wells, and casing integrity monitoring must be conducted periodically to ensure the casing is not leaking salt water to groundwater. Contamination of groundwater by oil and natural gas drilling, production, and related operations may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

Hydraulic Fracturing

Our completion operations are subject to regulation, which may increase in the short- or long-term. In particular, the well completion technique known as hydraulic fracturing, which is used to stimulate production of natural gas and oil, has come under increased scrutiny by the environmental community and many local, state and federal regulators. Hydraulic fracturing involves the injection of water, sand and additives under pressure, usually down casing that is cemented in the wellbore, into prospective rock formations at depth to stimulate oil and natural gas production. We engage third parties to provide hydraulic fracturing or other well stimulation services to us in connection with substantially all of the wells for which we are the operator.

Under the direction of Congress, the EPA completed a study finding that hydraulic fracturing could potentially harm drinking water resources under adverse circumstances such as injection directly into groundwater or into production wells lacking mechanical integrity. The EPA has also finalized pre-treatment standards under the Clean Water Act for wastewater discharges from shale hydraulic fracturing operations to municipal sewage treatment plants. Beyond that, several environmental groups have petitioned the EPA to extend toxic release reporting requirements under the Emergency Planning and Community Right-to-Know Act to the oil and natural gas extraction industry and to require disclosure under the Toxic Substances Control Act of chemicals used in fracturing. Congress might likewise consider legislation to amend the federal SDWA to require the disclosure of chemicals used by the oil and natural gas industry in the hydraulic fracturing process. Certain states, including Colorado, Utah and Wyoming, already have issued similar disclosure rules.

In addition, the Department of the Interior has promulgated regulations concerning the use of hydraulic fracturing on lands under its jurisdiction, which includes lands on which we conduct or plan to conduct operations. States similarly have been imposing new restrictions or bans on hydraulic fracturing. Even local jurisdictions have adopted, or tried to adopt, regulations restricting hydraulic fracturing. Additional hydraulic fracturing requirements at the federal, state or local level may limit our ability to operate or increase our operating costs.

Air Emissions

The federal Clean Air Act and comparable state laws regulate emissions of various air pollutants through permitting programs and the imposition of other requirements. In addition, the EPA has developed and continues to develop stringent regulations governing emissions of toxic air pollutants at specified sources, including oil and natural gas production. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal Clean Air Act and associated state laws and regulations. Our operations, or the operations of service companies engaged by us, may in certain circumstances and locations be subject to permits and restrictions under these statutes for emissions of air pollutants.

In 2012 and 2016, the EPA issued air regulations for the oil and natural gas industry that address emissions from certain new sources of volatile organic compounds, or VOCs, sulfur dioxide, air toxics and methane. The rules include the first federal air standards for oil and natural gas wells that are hydraulically fractured, or refractured, as well as requirements for other processes and equipment, including storage tanks. Compliance with these regulations has imposed additional requirements and costs on our operations.

In October 2015, the EPA announced that it was lowering the primary national ambient air quality standards, or NAAQS, for ozone from 75 parts per billion to 70 parts per billion. Implementation will take place over several years; however, the new standard could result in a significant expansion of ozone nonattainment areas across the United States, including areas in which we operate. Oil and natural gas operations in ozone nonattainment areas would likely be subject to increased regulatory burdens in the form of more stringent emission controls, emission offset requirements, and increased permitting delays and costs.

Climate Change

Studies over recent years have indicated that emissions of certain gases may be contributing to warming of the Earth’s atmosphere. In response to these studies, governments have been adopting domestic and international climate change regulations that require reporting and reductions of the emission of such greenhouse gases. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of burning oil, natural gas and refined petroleum products, are considered greenhouse gases. Internationally, the United Nations Framework Convention on Climate Change, the Kyoto Protocol and the Paris Agreement address greenhouse gas emissions, and several countries, including those comprising the European Union, have established greenhouse gas regulatory systems. In the United States, at the state level, many states, either individually or through multi-state regional initiatives, have been implementing legal measures to reduce emissions of greenhouse gases, primarily through emission inventories, emissions targets, greenhouse gas cap and trade programs or incentives for renewable energy generation, while others have considered adopting such greenhouse gas programs.

At the federal level, the EPA has issued regulations requiring us and other companies to annually report certain greenhouse gas emissions from our oil and natural gas facilities. Beyond its measuring and reporting rules, the EPA has issued an “Endangerment Finding” under Section 202(a) of the Clean Air Act, concluding greenhouse gas pollution threatens the public health and welfare of current and future generations. The finding served as the first step to issuing regulations that require permits for and reductions in greenhouse gas emissions for certain facilities.

In addition, the Obama Administration developed a Strategy to Reduce Methane Emissions that was intended to result by 2025 in a 40-45% decrease in methane emissions from the oil and gas industry as compared to 2012 levels. Consistent with that strategy, the EPA issued its air rules for oil and natural gas production sources, and the federal Bureau of Land Management, or BLM, promulgated standards for reducing venting and flaring on public lands.

Any laws or regulations that may be adopted to restrict or reduce emissions of greenhouse gases could require us to incur additional operating costs, such as costs to purchase and operate emissions control systems or other compliance costs, and reduce demand for our products.

The National Environmental Policy Act

Oil and natural gas exploration and production activities may be subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of the Interior, to evaluate major agency actions that have the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. This process has the potential to delay the development of future oil and natural gas projects.

Threatened and endangered species, migratory birds and natural resources

Various state and federal statutes prohibit certain actions that adversely affect endangered or threatened species and their habitat, migratory birds, wetlands, and natural resources. These statutes include the Endangered Species Act, the Migratory Bird Treaty Act and the Clean Water Act. The United States Fish and Wildlife Service may designate critical habitat areas that it believes are necessary for survival of threatened or endangered species. A critical habitat designation could result in further material restrictions on federal land use or on private land use and could delay or prohibit land access or development. Where takings of or harm to species or damages to wetlands, habitat, or natural resources occur or may occur, government entities or at times private parties may act to prevent or restrict oil and natural gas exploration activities or seek damages for any injury, whether resulting from drilling or construction or releases of oil, wastes, hazardous substances or other regulated materials, and in some cases, criminal penalties may result. Moreover, as a result of a settlement approved by the U.S. District Court for the District of Columbia in September 2011, the U.S. Fish and Wildlife Service is required to make a determination on listing of more than 250 species as endangered or threatened under the ESA by no later than completion of the agency’s 2017 fiscal year. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. The federal government in the past has issued indictments under the Migratory Bird Treaty Act to several oil and natural gas companies after dead migratory birds were found near reserve pits associated with drilling activities. The identification or designation of previously unprotected species as threatened or endangered in areas where underlying property operations are conducted could cause us to incur increased costs arising from species protection measures or could result in limitations on our development activities that could have an adverse impact on our ability to develop and produce reserves. If we were to have a portion of our leases designated as critical or suitable habitat, it could adversely impact the value of our leases.

Hazard communications and community right to know

We are subject to federal and state hazard communication and community right-to-know statutes and regulations. These regulations govern record keeping and reporting of the use and release of hazardous substances, including, but not limited to, the federal Emergency Planning and Community Right-to-Know Act and may require that information be provided to state and local government authorities and the public.

Occupational Safety and Health Act

We are subject to the requirements of the federal Occupational Safety and Health Act and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the Occupational Safety and Health Administration’s hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees.

Employees and Principal Office

As of September 12, 2017, we had 30 full-time employees and three part-time employees. We hire independent contractors on an as-needed basis. We have no collective bargaining agreements with our employees. We believe that our employee relationships are satisfactory.

Our principal executive office is located at 1177 West Loop South, Suite 1825, Houston, Texas 77027, where we occupy approximately 15,180 square feet of office space. Our Bakersfield office, consisting of approximately 4,200 square feet, is located at 2008 Twenty-First Street, Bakersfield, California 93301.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section entitled “Description of Capital Stock,” you should refer our amended and restated certificate of incorporation, which we refer to as the Certificate of Incorporation, and our amended and restated bylaws, which we refer to as the Bylaws, and to the applicable provisions of Delaware law. Our authorized capital stock consists of 120,000,000 shares of capital stock, $0.001 par value per share, of which:

●
100,000,000 shares are designated as common stock; and

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20,000,000 shares are designated as preferred stock.

As of September 12, 2017, there were 12,559,608 shares of common stock outstanding and 1,838,927 shares of Series D preferred stock outstanding. Our Board of Directors is authorized, without stockholder approval except as required by the listing standards of the NYSE American, to issue additional shares of capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock are entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board of Directors may determine.

Voting Rights

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. However, each holder of preferred stock will be entitled to vote equally with the holders of the common stock on an as-converted basis (initially each share of preferred stock is convertible into one share of common stock).We have not provided for cumulative voting for the election of directors in the Certificate of Incorporation. The Certificate of Incorporation establishes a classified Board of Directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a majority of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. In the event that the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes cast.

No Preemptive or Similar Rights

Common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of common stock are fully paid and non-assessable and the shares offered hereby will be, upon issuance, fully paid and non-assessable.

Preferred Stock

We have created a series of preferred stock, the Series D Convertible Preferred Stock, or Series D preferred stock, with the terms set forth in the Certificate of Designation of Series D Convertible Preferred Stock, or the Certificate of Designation.

Our Board of Directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our Board of Directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might adversely affect the market price of common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

General

Pursuant to our Certificate of Incorporation, we are currently authorized to designate and issue up to 20,000,000 shares of preferred stock, $0.001 par value per share, in one or more classes or series and, subject to the limitations prescribed by our Certificate of Incorporation and Delaware law, with such rights, preferences, privileges and restrictions of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series as our Board of Directors may determine, without any vote or action by our stockholders. Our Board of Directors has designated a series of preferred stock with the rights described herein consisting of up to 7,000,000 authorized shares, designated as Series D preferred stock. Following the designation of the Series D preferred stock by our Board of Directors, we have available 13,000,000 shares of undesignated preferred stock authorized under the terms of our Certificate of Incorporation. Our Board of Directors may, without the approval of holders of the preferred stock or its common stock, designate additional series of authorized preferred stock ranking junior to or on parity with the Series D preferred stock or designate additional shares of the Series D preferred stock and authorize the issuance of such shares.

Maturity

The Series D preferred stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Series D preferred stock will remain outstanding indefinitely unless converted into common stock.

Ranking

The Series D preferred stock will generally rank, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up senior to all classes or series of our common stock and to all other equity securities issued by us.

Dividends

The holders of shares of Series D preferred stock are entitled to receive, in preference to all of our common stock, a 7.0% per annum dividend on the original issue price of each share of Series D preferred stock held by such holder that is cumulative and payable in kind per share in such number of shares of Series D preferred stock determined using a price per share equal to approximately $11.0741176 per share (adjusted appropriately for this offering, stock splits, stock dividends, recapitalizations, consolidations, mergers, reclassifications and the like with respect to the Series D preferred stock), or the original issue price, and calculated on actual number of days elapsed in a year of 365 days. In lieu of the issuance of a fractional share of Series D preferred stock as a dividend, we will issue a whole share of Series D preferred stock (rounded to the nearest whole share), determined on the basis of the total number of shares of Series D preferred stock held by the holder with respect to which such dividends are being calculated. Such dividends are cumulative and compound on a quarterly basis to the extent not paid for any reason. Dividends accrue and are cumulative from the date that the Series D preferred stock is issued under the Certificate of Designation, whether or not we have earnings or profits, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared or paid. Quarterly dividends will be paid on the last business day of the fiscal quarter, or the payment date. Dividends paid in an amount less than the total amount of such accrued dividends at the time shall be allocated pro rata on a share-by-share basis among all shares of Series D preferred stock at the time outstanding. The record date for determination of the holders of Series D preferred stock entitled to receive payment of a dividend thereon shall be fifteen (15) days before the payment date, or such other date that we establish no less than ten (10) days and no more than thirty (30) days preceding the payment date.  In addition, if and when any dividend is declared or paid by our Board of Directors with respect to the common stock, our Board of Directors will also declare and pay the same dividend on each share of the Series D preferred stock then outstanding on an as-if-converted to common stock basis.

Liquidation Preference

In the event of a triggering event, the holders of Series D preferred stock shall be entitled to receive, prior and in preference to any distribution of any of our assets to the holders of common stock by reason of their ownership thereof, the preference amount payable with respect to each outstanding share of Series D preferred stock held by them. If, upon the occurrence of such triggering event, the assets and funds thus distributed or the consideration paid to the holders of our capital stock, as the case may be, among the holders of Series D preferred stock shall be insufficient to permit the payment to such holders of the full preference amounts, then the entire assets and funds of our company legally available for distribution or the consideration paid to the holders of our capital stock, as the case may be, shall be distributed ratably among the holders of Series D preferred stock in proportion to the preference amounts each such holder is otherwise entitled to receive.

The term “triggering event” means a transaction or series of related transactions that results in (i) the sale, conveyance, transfer or other disposition of all or substantially all of the property, assets or business of our company or its subsidiaries, taken as a whole, (ii) the merger of our company with or into or the consolidation of our company with any other corporation, limited liability company or other entity (other than our wholly-owned subsidiary), (iii) a third party or a group of related third parties (other than pursuant to an offering registered under the Securities Act) acquiring from our company, or from the holders of our capital stock, shares representing 50% or more of our outstanding voting power, or (iv) the liquidation, dissolution or winding up of our company, either voluntary or involuntary; provided that none of the following shall be considered a triggering event: (A) a merger effected exclusively for the purpose of changing the domicile of our company or (B) a transaction in which our stockholders immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction.

The term “preference amount” means, with respect to each outstanding share of Series D preferred stock, the greater of (x) the original issue price for each outstanding share of Series D preferred stock then held by them, plus accrued but unpaid dividends and (y) the amount distributable or the consideration payable with respect to common stock on the number of shares of common stock into which such share of Series D preferred stock is convertible in the event of a triggering event if all outstanding shares of Series D preferred stock were deemed to have converted into shares of common stock immediately prior to such triggering event.

Redemption

The Series D preferred stock is not redeemable.

Conversion Rights

Optional Conversion.  Each share of Series D preferred stock (including any shares of Series D preferred stock payable as dividends that have accrued but are unpaid) is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at our principal corporate offices or any transfer agent for such stock, into such number of fully paid and nonassessable shares of common stock as is determined by dividing (i) the original issue price ($11.0741176, subject to adjustment), by (ii) the conversion price, or the conversion price, applicable to such share in effect on the date the stock certificate is surrendered for conversion. The initial conversion price per share of Series D preferred stock is $11.0741176, subject to adjustment as set forth in Certificate of Designation. After this offering, we anticipate that the conversion price will be adjusted to $          per share.

Mandatory Conversion.   Each share of Series D preferred stock shall, at our election, automatically be converted into shares of common stock at the conversion price then in effect for such share immediately upon a mandatory conversion event. The term “mandatory conversion event” means any of: (i) the date specified, if any, by vote or written consent of the holders of a majority of the outstanding shares of Series D preferred stock; (ii) with respect to any holder, any time that less than 10% of the original number of shares of Series D preferred stock issued to such holder (as adjusted for stock splits, stock dividends, reclassification and the like) are held by such holder together with its affiliates on combined basis; or (iii) with respect to any holder, when such holder, together with its affiliates on combined basis, is no longer a holder of shares of common stock (or any securities received in consideration for such common stock in the event of merger, reorganization, reclassification or similar transaction).

Voting Rights

General Voting Rights.  The holders of the Series D preferred stock are entitled to notice of all stockholder meetings at which holders of common stock are entitled to vote and are entitled to vote equally with the holders of the common stock as a single class on an as-converted basis on any matter presented to our stockholders for their action or consideration.

Special Voting Rights.  In addition to any other vote required by law, the Certificate of Incorporation or the Certificate of Designation, the holders of shares of Series D preferred stock are entitled to vote as a separate class on all matters specifically affecting the Series D preferred stock.  Without limiting the foregoing, we shall not, either directly or indirectly, by amendment, merger, consolidation or otherwise, do any of the following without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the outstanding shares of Series D preferred stock, and any such act or transaction entered into without such approval shall be null and void ab initio, and of no force or effect:

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amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or the Certificate of Designation if such action would adversely alter or change the relative rights, preferences, privileges or powers of the Series D preferred stock;

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authorize or issue, or obligate itself to issue, any other equity security, including any security convertible into or exercisable for any equity security, having a preference over, or being on a parity with, the Series D preferred stock with respect to voting (other than the pari passu voting rights of common stock), dividends, redemption, conversion or upon liquidation;

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redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share of common stock or any security (other than Series D preferred stock) convertible into or exchangeable or exercisable for shares of common stock; provided, however, that this restriction shall not apply to the repurchase of shares of common stock at fair market value from employees, officers, directors, consultants or other persons performing services for us or any subsidiary pursuant to agreements under which we have the option to repurchase such shares under existing agreements and/or upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal; or

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declare, pay or set aside any dividends on any class of our capital stock (other than the payment of dividends on the Series D preferred stock).

Preemptive Rights

No holders of the Series D preferred stock will, as holders of Series D preferred stock, have any preemptive rights to purchase or subscribe for common stock or any other security.

Anti-Takeover Provisions

The provisions of Delaware law, the Certificate of Incorporation and the Bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The Certificate of Incorporation and the Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our Board of Directors or management team, including the following:

Board of Directors Vacancies. The Certificate of Incorporation and the Bylaws authorize only our Board of Directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our Board of Directors will be permitted to be set only as provided in, or in the manner provided by the Bylaws. The Bylaws provide that the number of directors will be no fewer than two and no more than seven, as determined by resolution of our Board of Directors from time to time. These provisions would prevent a stockholder from increasing the size of our Board of Directors and then gaining control of our Board of Directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board of Directors and will promote continuity of management.

Special Meeting of Stockholders. The Bylaws provide that special meetings of our stockholders may be called only by our Board of Directors, the chairman of our Board of Directors, our Chief Executive Officer, our President in absence of a Chief Executive Officer, or by our Corporate Secretary upon request to do so by holders of at least 10% of the voting power of our outstanding shares.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. The Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

No Cumulative Voting. The Delaware General Corporation Law, or the DGCL, provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Certificate of Incorporation does not provide for cumulative voting.

Directors Removed Only for Cause. The Certificate of Incorporation provides that stockholders may remove directors only for cause.

Amendment of Certificate of Incorporation Provisions. Any amendment of the above provisions in the Certificate of Incorporation require approval by holders of at least a majority of the voting power of our then outstanding capital stock.

Issuance of Undesignated Preferred Stock. Our Board of Directors will have the authority, without further action by our stockholders, to issue up to 13,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board of Directors. The existence of authorized but unissued shares of preferred stock would enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or other means.

Forum Selection Provision. The Certificate of Incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf, to the fullest extent permitted by law, of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors or other constituents, (iii) action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws, or (iv) action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine, in each such case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in the Certificate of Incorporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021. Its telephone number is (800) 962-4284.

Limitations of Liability and Indemnification

The Certificate of Incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors are not to be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

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any breach of their duty of loyalty to us or our stockholders;

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any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

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any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

The Bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. The Bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at its request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions included in the Certificate of Incorporation, the Bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained or will obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to its indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Listing

Our common stock is listed on the NYSE American under the symbol “YUMA.”

UNDERWRITING

Each of the underwriters named below have agreed to buy, subject to the terms of the underwriting agreement, the number of shares of common stock listed opposite its name below. The underwriters are committed to purchase and pay for all of the securities if any are purchased, other than those shares covered by the over-allotment option described below. Northland Capital Markets and Euro Pacific Capital are the managing underwriters for the offering.

Underwriters	Number of Shares
Northland Securities, Inc.
Euro Pacific Capital, Inc.
Total

The underwriters have advised us that they propose to offer the shares of common stock to the public at the price of $          per share. The underwriters propose to offer the shares of common stock to certain dealers at the same price less a concession not in excess of $          per share.  After this offering, these amounts may be changed by the underwriters.

The underwriters expect to deliver the securities to purchasers against payment in immediately available funds on or about          , 2017, subject to customary closing conditions.  The underwriters may reject all or part of any order.

We have granted to the underwriters a 30-day option to purchase up to an additional 1,200,000 shares of common stock from us at the same price to the public, and with the same underwriting discounts and commissions, as set forth in the table below. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the securities for which they exercise the option.

The underwriting discount is equal to the public offering price per share of common stock, less the amount paid by the underwriters to us per share. The following table shows the per share and total underwriting discount and expenses to be paid by us to the underwriters in this offering, assuming both no exercise and full exercise of the over-allotment option.

	Per Share	Total with no Over-Allotment	Total with Over-Allotment
Underwriting discounts and commissions to be paid by us

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $400,000. This estimate includes $180,000 of fees and expenses of the underwriters.

We also have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We also have agreed that, at any time prior to or within 12 months of the closing of this offering, if we undertake any public offering or public placement of securities, we will offer Northland Capital Markets and Euro Pacific Capital the right to serve, at a minimum, as co-managers in such offering. If Northland Capital Markets and/or Euro Pacific Capital agree to act in such capacity, we will enter into an appropriate form of separate agreement with Northland Capital Markets and/or Euro Pacific Capital containing customary terms and conditions to be mutually agreed upon. This right to serve is neither an expressed nor an implied commitment by Northland Capital Markets and/or Euro Pacific Capital to act in any capacity in any such transaction or to purchase any securities in connection therewith, which commitment will only be set forth in a separate agreement.

Except as disclosed in this prospectus, the underwriters have not received, and will not receive, from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under its rule of fair price. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters.

No Sales of Similar Securities

We, and each of our directors and officers have agreed or are otherwise contractually restricted for a period of 90 days after the date of this prospectus, without the prior written consent of Northland Capital Markets, not to directly or indirectly:

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issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock;

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in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, other than registration statements on Form S-8 filed with the SEC after the closing date of this offering; or

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enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.  The restrictions in these agreements may be waived by the underwriters in their sole discretion.

There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering providing consent to the sale of shares prior to the expiration of the lock-up period. The lock up does not apply to the issuance of shares upon the exercise of rights to acquire shares of common stock pursuant to any existing stock option or stock appreciation right, or the conversion of notes issued and outstanding.

Price Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchasers for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

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Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters are not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option (which they anticipate will occur if our prices on the exchange are greater than the price per security in this offering) and/or purchasing securities in the open market (which they anticipates will occur if our prices on the exchange are less than the price per security in this offering).

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Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more securities than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

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Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock, or preventing or retarding a decline in the market price of those securities. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on an exchange or in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

In connection with this offering, the underwriters and selling group members may also engage in passive market making transactions in our securities. Passive market making consists of displaying bids on a national securities exchange limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Electronic Offer, Sale and Distribution of Shares

The underwriters may facilitate the marketing of this offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisors. Such websites and the information contained on such websites, or connected to such sites, are not incorporated into and are not a part of this prospectus.

In connection with this offering, the underwriters or syndicate members may distribute prospectuses electronically.

Other Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters have in the past, and may in the future, engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters have in the past, and may in the future, receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Listing

Our common stock is listed on the NYSE American under the symbol “YUMA.”

Selling Restrictions

Canada. The offering of the common stock in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where the common stock may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 - Prospectus Exemptions, and as a “permitted client” as such term is defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any offer and sale of the common stock in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the common stock is offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

Any resale of the common stock by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the common stock outside of Canada.

European Economic Area.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, no offer to the public of any of our shares of common stock will be made, other than under the following exemptions:

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to any legal entity that is a qualified investor as defined in the Prospectus Directive;

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to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the issuer for any such offer; or

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in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock will result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or any supplementary prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer so as to enable an investor to decide to purchase or subscribe for any shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom.  This document is not an approved prospectus for the purposes of section 85 of the UK Financial Services and Markets Act 2000, as amended, or FSMA, and a copy of it has not been, and will not be, delivered to or approved by the UK Listing Authority or approved by any other authority which could be a competent authority for the purposes of the Prospectus Directive.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are “qualified investors” within the meaning of section 86(7) of FSMA that are also (i) investment professionals falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth companies, unincorporated associations or partnerships and the trustees of high value trusts falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

Any person in the United Kingdom that is not a relevant person should not act or rely on these documents or any of their contents. Any investment, investment activity or controlled activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons. Accordingly, this document has not been approved by an authorized person, as would otherwise be required by Section 21 of FSMA.

Any purchaser of shares of common stock resident in the United Kingdom will be deemed to have represented to us and the underwriter, and acknowledge that each of us and the underwriter are relying on such representation, that it, or the ultimate purchaser for which it is acting as agent, is a relevant person.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Jones & Keller, P.C., Denver, Colorado. Certain matters will be passed on for the underwriters by Faegre Baker Daniels LLP, Minneapolis, Minnesota.

EXPERTS

The audited financial statements of Yuma Energy, Inc. as of December 31, 2016 and for the year then ended, incorporated by reference in this prospectus and elsewhere in this registration statement, have been so incorporated by reference in reliance on the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in auditing and accounting.

The financial statements for the year ended December 31, 2015 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Information about the estimated oil and gas proved reserves and the future net cash flows of Yuma Energy, Inc. as of December 31, 2016 and included in this prospectus was prepared by Netherland, Sewell & Associates, Inc., an independent petroleum engineering and consulting firm, and is included herein in reliance upon their authority as experts in petroleum engineering.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual and quarterly reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the site is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.

INCORPORATION BY REFERENCE

We incorporate by reference information from other documents that we file with the SEC into this prospectus, which means that we disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus except for any information that is superseded by information included directly in this prospectus, and the information that we file later with the SEC will automatically supersede this information. Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modifies or superseded the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should not assume that the information in this prospectus is current as of the date other than the date on the cover page of this prospectus.

The following documents previously filed by us with the SEC are incorporated by reference in this prospectus:

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Our Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on April 12, 2017;

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Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed with the SEC on May 11, 2017;

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Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 filed with the SEC on August 14, 2017;

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Our Current Reports on Form 8-K, as filed with the SEC on March 14, 2017, March 27, 2017, April 26, 2017, May 1, 2017, May 23, 2017, June 19, 2017, July 11, 2017 and September 12, 2017, and on Form 8-K/A, as filed with the SEC on January 9, 2017 and January 18, 2017; and

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The description of our common stock contained in our Registration Statement on Form 8-A, as filed with the SEC on October 25, 2016, including any amendment to that form that we may file in the future for the purpose of updating the description of our common stock.

We are also incorporating by reference into this prospectus any additional documents that we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the effective date of the registration statement and prior to the termination of this offering.

We will provide to each person, including any beneficial holder, to whom a prospectus is delivered, at no cost, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You should direct any requests for documents to the following address or telephone number:

Yuma Energy, Inc.
Attention: James J. Jacobs
1177 West Loop South, Suite 1825
Houston, Texas 77027
(713) 968-7000

You may access the documents incorporated by reference on our website at www.yumaenergyinc.com, although our website shall not be deemed to be a part of this prospectus.

 GLOSSARY OF SELECTED OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of terms commonly used in the oil and natural gas industry and within this prospectus:

“3-D” means three-dimensional.

“Basin” means a large depression on the earth’s surface in which sediments accumulate.

“Bbl” or “Bbls” means barrel or barrels of oil or natural gas liquids.

“Bbl/d” means Bbl per day.

“Boe” means barrel of oil equivalent, determined by using the ratio of one barrel of oil or NGLs to six Mcf of gas.

“Boe/d” means Boe per day.

“Btu” means a British thermal unit, a measure of heating value.

“Development well” means a well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

“Dry hole” means a well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses and taxes.

“Exploratory well” means a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir.

“GAAP” (generally accepted accounting principles) is a collection of commonly-followed accounting rules and standards for financial reporting.

“Gross acres or gross wells” mean the total acres or wells, as the case may be, in which we have working interest.

“Horizontal drilling” means a drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

“HH” means Henry Hub natural gas spot price.

“HLS” means Heavy Louisiana Sweet crude spot price.

“LIBOR” means London Interbank Offered Rate.

“LLS” means Argus Light Louisiana Sweet crude spot price.

“LNG” means liquefied natural gas.

“MBbls” means thousand barrels of oil or natural gas liquids.

“MBoe” means thousand Boe.

“Mcf” means thousand cubic feet of natural gas.

“Mcf/d” means Mcf per day.

“MMBtu” means million Btu.

“MMBtu/d” means MMBtu per day.

“MMcf” means million cubic feet of natural gas.

“MMcf/d” means MMcf per day.

“Net acres or net wells” means gross acres or wells, as the case may be, multiplied by our working interest ownership percentage.

 ”NGL” or “NGLs” means natural gas liquids, which are expressed in barrels.

“NYMEX” means New York Mercantile Exchange.

“Oil” includes crude oil and condensate.

“Productive well” means a well that produces commercial quantities of hydrocarbons, exclusive of its capacity to produce at a reasonable rate of return.

“Proved area” means the part of a property to which proved reserves have been specifically attributed.

“Proved developed reserves” means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

“Proved oil and natural gas reserves” means the estimated quantities of oil, natural gas and NGLs that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.

“Proved undeveloped reserves” means proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

“Realized price” means the cash market price less all expected quality, transportation and demand adjustments.

“Recompletion” means the completion for production of an existing wellbore in another formation from that which the well has been previously completed.

“Reserve” means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

“Reservoir” means a porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

“Resources” means quantities of oil and natural gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable and another portion may be considered unrecoverable. Resources include both discovered and undiscovered accumulations.

“Spacing” means the distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres (e.g., 75 acre well-spacing) and is often established by regulatory agencies.

“Standardized measure” means the present value of estimated future after tax net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Standardized measure does not give effect to derivative transactions.

“Trend” means a geographic area with hydrocarbon potential.

 “Undeveloped acreage” means lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

“Unproved properties” means properties with no proved reserves.

“U.S.” means the United States of America.

 ”Wellbore” means the hole drilled by the bit that is equipped for oil or natural gas production on a completed well. Also called well or borehole.

“Working interest” or “WI” means an interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

“Workover” means operations on a producing well to restore or increase production.

“WTI” means the West Texas Intermediate spot price.

YUMA ENERGY, INC.

8,000,000 Shares of Common Stock

___________________

PROSPECTUS

____________________

Northland Capital Markets Euro Pacific Capital

, 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$1,291
FINRA filing fee	$2,225
Accountants’ fees and expenses	$125,000
Legal fees and expenses	$250,000
Transfer agent and registrar fees and expenses	$5,000
Reserve report engineering fees	$5,000
Printing and engraving expenses	$5,000
Miscellaneous	$6,484
Total	$400,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Our Certificate of Incorporation, as amended and restated, contains provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

●
any breach of their duty of loyalty to us or our stockholders;

●
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

●
any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our Bylaws, as amended and restated, provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. The Bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at its request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our Certificate of Incorporation, our Bylaws and in indemnification agreements that we have entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to its indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that it will:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on September 13, 2017.

YUMA ENERGY, INC.

By:	/s/ Sam L. Banks
Sam L. Banks
Director and Chief Executive Officer

Each person whose signature appears below appoints Sam L. Banks and James J. Jacobs, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 13, 2017.

Signature	Title

/s/ Sam L. Banks	Director and Chief Executive Officer (Principal Executive Officer)
Sam L. Banks

/s/ James J. Jacobs	Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary (Principal Financial Officer and Principal Accounting Officer)
James J. Jacobs

/s/ James W. Christmas	Director
James W. Christmas

/s/ Frank A. Lodzinski	Director
Frank A. Lodzinski

/s/ Neeraj Mital	Director
Neeraj Mital

/s/ Richard K. Stoneburner	Director
Richard K. Stoneburner

/s/ J. Christopher Teets	Director
J. Christopher Teets

EXHIBIT INDEX

		Incorporated by Reference
Exhibit No.	Description	Form	SEC File No.	Exhibit	Filing Date	Filed Herewith

1.1*	Form of Underwriting Agreement.

2.1	Agreement and Plan of Merger and Reorganization dated as of February 10, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp.	8-K	001-32989	2.1	February 16, 2016

2.1(a)	First Amendment to the Agreement and Plan of Merger and Reorganization dated as of September 2, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp.	8-K	001-32989	2.1	September 6, 2016

3.1	Amended and Restated Certificate of Incorporation dated October 26, 2016.	8-K	001-37932	3.2	November 1, 2016

3.2	Certificate of Designation of the Series D Convertible Preferred Stock of Yuma Energy, Inc. dated October 26, 2016.	8-K	001-37932	3.3	November 1, 2016

3.3	Amended and Restated Bylaws dated October 26, 2016.	8-K	001-37932	3.4	November 1, 2016

4.1	Specimen Stock Certificate.					X

5.1	Opinion of Jones & Keller, P.C. as to the legality of the securities being registered.					X

10.1	Credit Agreement dated as of October 26, 2016, among Yuma Energy, Inc., Yuma Exploration and Production Company, Inc., Pyramid Oil LLC, Davis Petroleum Corp., Société Générale, SG Americas Securities, LLC and the lenders party thereto.	8-K	001-37932	10.1	November 1, 2016

10.1(a)	First Amendment to Credit Agreement and Borrowing Base Redetermination dated May 19, 2017 among Yuma Energy, Inc., Yuma Exploration and Production Company, Inc., Pyramid Oil LLC, Davis Petroleum Corp., Société Générale, as Administrative Agent, and each of the lenders and guarantors party thereto.	8-K	001-37932	10.1	May 23, 2017

10.2†	Amended and Restated Employment Agreement dated April 20, 2017, between Yuma Energy, Inc. and Sam L. Banks.	8-K	001-37932	10.1	April 26, 2017

10.3†	Amended and Restated Employment Agreement dated April 20, 2017, between Yuma Energy, Inc. and Paul D. McKinney.	8-K	001-37932	10.2	April 26, 2017

10.4†	Amended and Restated Employment Agreement dated April 20, 2017, between Yuma Energy, Inc. and James J. Jacobs.	8-K	001-37932	10.3	April 26, 2017

10.5	Form of Indemnification Agreement.	8-K	001-37932	10.2	November 1, 2016

10.6	Registration Rights Agreement dated October 26, 2016.	8-K	001-37932	10.3	November 1, 2016

10.7	Form of Lock-up Agreement.	8-K	001-37932	10.4	November 1, 2016

10.8†	2006 Equity Incentive Plan of Yuma Energy, Inc.	S-8	333-175706	4.3	July 21, 2011

10.9†	Yuma Energy, Inc. 2011 Stock Option Plan.	8-K	001-32989	10.5	September 16, 2014

10.10†	Yuma Energy, Inc. 2014 Long-Term Incentive Plan.	8-K	001-32989	10.6	September 16, 2014

10.10(a)†	Amendment to the Yuma Energy, Inc. 2014 Long-Term Incentive Plan.	8-K	001-37932	10.8(a)	November 1, 2016

10.25†	Form of Restricted Stock Award Agreement (Employees).	8-K	001-37932	10.1	March 27, 2017

10.26†	Form of Restricted Stock Award Agreement (Directors).	8-K	001-37932	10.2	March 27, 2017

10.27†	Form of Stock Appreciation Right Agreement.	8-K	001-37932	10.4	April 26, 2017

10.28†	Form of Stock Option Agreement.	8-K	001-37932	10.5	April 26, 2017

16.1	Letter from PricewaterhouseCoopers LLP dated November 3, 2016.	8-K/A	001-37932	16.1	November 3, 2016

16.2	Letter from Grant Thornton LLC dated July 10, 2017.	8-K	001-37932	16.1	July 11, 2017

21.1	List of Subsidiaries.	10-K	001-37932	21.1	April 12, 2017

23.1	Consent of Grant Thornton LLP.					X

23.2	Consent of PricewaterhouseCoopers LLP.					X

23.3	Consent of Netherland, Sewell & Associates, Inc.					X

23.4	Consent of Jones & Keller, P.C. (contained in Exhibit 5.1)					X

24.1	Power of Attorney (included on the signature page of this Registration Statement)					X

99.1	Report of Netherland, Sewell & Associates, Inc.	10-K	001-37932	99.1	April 12, 2017

† Indicates management contract or compensatory plan or arrangement.

*To be filed by amendment or pursuant to a report to be filed pursuant to Section 13 or 15(d) of the Exchange Act, if applicable, and incorporated herein by reference.